EVALUATION OF PROSPECTIVE RESOURCES

UNCONVENTIONAL GAS VOLUMES

SPAIN

Prepared for

R2 ENERGY LTD.

June 1, 2014

(May 31, 2014)

Chapman Petroleum Engineering Ltd.

445, 708 - 11th Avenue S.W., Calgary, Alberta T2R 0E4 • Phone: (4031 266-4141 • Fax: (4031 266-4259 • www.chapeng,ab,ca

July 7, 2014

R2 Energy Ltd.

15567 Marine Drive

White Rock, British Columbia

V4B 1C9

Attention: Mr. Craig Steinke

Dear Sir:

Re:

 Evaluation of Prospective Resources — Unconventional Gas Volumes

Basque-Cantabrian, Central Ebro, Maestrazgo, NE Ebro and North Alamazon Basins, Spain

June 1, 2014

In accordance with your authorization, we have performed an assessment of the Prospective Resources on permits in the Basque-Cantabrian, Central Ebro, Maestrazgo and North Alamazon basins within Spain for R2 Energy Ltd. (the "Company"), in order to determine an estimate of recoverable gas volumes.

Our analysis has included a review of the available technical data including the geological and geophysical interpretation presented by the Company and information from relevant nearby wells or analogous reservoirs, and from published documents with regards to expected recovery factor.

In forming our opinion of these permits we have relied to some extent on the information presented by the Company, which, together with our independent analysis and judgment, was sufficient for us to confidently establish the nature of the petroleum initially in place.

All data gathered and calculations created in support of this report are stored permanently in our files and can be made available or presented on request. We reserve the right to make revisions to this report in light of additional information made available or which becomes known subsequent to the preparation of this report. Due to the risks involved in exploring for oil and gas reserves, our assessment of the project cannot be considered a guarantee that any wells drilled will be successful.

Prior to public disclosure of any information contained in this report, or our name as author, our written consent must be obtained, as to the information being disclosed and the manner in which it is presented. This report may not be reproduced, distributed or made available for use by any other party without our written consent and may not be reproduced for distribution at any time without the complete context of the report, unless otherwise reviewed and approved by us.

It has been a pleasure to perform this evaluation and the opportunity to have been of service is appreciated.

Yours very truly, Chapman Petroleum Engineering Ltd. [Original Signed By:] Harold J. Ryan Harold J. Ryan, P. Geol., Manager Geoscience

PERMIT TO PRACTICE

CHAPMAN PETROLEUM ENGINEERING LTD.

[Original Signed By:]

Signature *Harold J. Ryan*

Date *July 17, 2014*

PERMIT NUMBER: P 4201

The Association of Professional Engineers and Geoscientists of Alberta

CERTIFICATE OF QUALIFICATION

I, HAROLD J. RYAN, P. Geol., Professional Geologist of the City of Calgary, Alberta, Canada, officing at Suite 445, 708 — 1 1 th Avenue S.W., hereby certify:

1.

THAT I am a registered Professional Geologist in the Province of Alberta, a Fellow of the Geological Association of Canada and a Fellow of the Geological Society of London.

2.

THAT I graduated from the University of Calgary with a Bachelor of Science degree in Geology in 1983.

3.

THAT I have been employed in the petroleum industry since graduation by various companies and have been directly involved in petroleum geology, petrophysics, operations, and evaluations during that time.

4.

THAT I have in excess of 15 years of experience in the conduct of evaluation and geological studies relating to oil and gas fields in Canada and internationally

5.

THAT I participated directly in the evaluation of these assets and properties and preparation of this report for R2 Energy Ltd., dated July 7, 2014 and the parameters and conditions employed in this evaluation were examined by me and adopted as representative and appropriate in establishing the value of these oil and gas properties according to the information available to date.

6.

THAT I have not, nor do I expect to receive, any direct or indirect interest in the properties or securities of R2 Energy Ltd., its participants or any affiliate thereof.

7.

THAT I have not examined all of the documents pertaining to the ownership and agreements referred to in this report, or the chain of Title for the oil and gas properties discussed.

8.

A personal field examination of these properties was considered to be unnecessary because the data available from the Company's records and public sources was satisfactory for our purposes.

[Original Signed By:]

Harold J. Ryan

Harold J. Ryan, P.Geol.
Manager Geoscience

CERTIFICATE OF QUALIFICATION

I, REBECCA J. HOWE, of the City of Calgary, Alberta, Canada, officing at Suite 445, 708 — 11th Avenue S.W., hereby certify:

1.

THAT I am a registered Geologist-In-Training with the Association of Professional Engineers and Geoscientists of Alberta.

2

THAT I graduated from Brandon University, Manitoba with a Bachelor of Science degree in Geology in 2007.

3

THAT I participated directly in the evaluation of these assets and properties and preparation of this report for R2 Energy Ltd., dated July 7, 2014 and the parameters and conditions employed in this evaluation were examined by me and adopted as representative and appropriate in establishing the value of these oil and gas properties according to the information available to date.

4.

THAT I have not, nor do I expect to receive, any direct or indirect interest in the properties or securities of R2 Energy Ltd., its participants or any affiliate thereof.

5.

THAT I have not examined all of the documents pertaining to the ownership and agreements referred to in this report, or the chain of Title for the oil and gas properties discussed.

6

A personal field examination of these properties was considered to be unnecessary because the data available from the Company's records and public sources was satisfactory for our purposes.

[Original Signed By:]

Rebecca J. Howe

Rebecca J. Howe, Geol.I.T
Geologist

CERTIFICATE OF QUALIFICATION

I, WEI GUO WANG, P.Eng., CGA, Professional Engineer and Certified General Accountant of the City of Calgary, Alberta, Canada, office at Suite 445, 708 — 11 th Avenue S.W., hereby certify:

1.

THAT I am a Registered Professional Engineer in the Province of Alberta.

2.

THAT I am a Certified General Accountant in the Province of Alberta.

3.

THAT I graduated from the University of Calgary with a Master of Arts degree in Economics in 2005 and a Bachelor of Science degree in Chemical Engineering from Hefei University of Technology of China in 1985.

4.

THAT I have been employed in the petroleum industry since 2002.

5

THAT I participated directly in the evaluation of these assets and properties and preparation of this report for R2 Energy Ltd., dated July 7, 2014 and the parameters and conditions employed in this evaluation were examined by me and adopted as representative and appropriate in establishing the value of these oil and gas properties according to the information available to date.

6.

THAT I have not, nor do I expect to receive, any direct or indirect interest in the properties or securities of R2 Energy Ltd., its participants or any affiliate thereof.

7.

THAT I have not examined all of the documents pertaining to the ownership and agreements referred to in this report, or the chain of Title for the oil and gas properties discussed.

8.

A personal field examination of these properties was considered to be unnecessary because the data available from the Company's records and public sources was satisfactory for our purposes.

[Original Signed By:]

Wei Guo Wang

Wei Guo Wang, P.Eng., CGA, MA, MBA, B.Sc

Project Economist (Economics Coordinator)

EVALUATION OF PROSPECTIVE RESOURCES
UNCONVENTIONAL GAS VOLUMES

SPAIN

Prepared for

R2 ENERGY LTD.

June 1, 2014

(May 31, 2014)

TABLE OF CONTENTS

Scope of Report

Authorization

Purpose
Definitions

Orientation Map

Executive Summary

Table 1:

Prospect Synopsis

Table 2:

Summary of Prospective Resources

Discussion

SPAIN

Basque-Cantabrian Basin
Galileo Permit

Central Ebro Basin
Copernico Permit

Kepler Permit

Maestrazgo Basin

Platon Permit

Aristoteles Permit

Pitagoras Permit

Arquimedes Permit

North Alamazon Basin

Edison Permit

Appendix A

Recovery Factor Statistical Distribution

Glossary

SCOPE OF REPORT

Authorization

This report has been authorized by Mr. Craig Steinke on behalf of R2 Energy Ltd. The technical analysis of these properties has been performed during the months of October 2012 through January 2013 and has been updated during June 2014.

Purpose

The purpose of this report was to independently determine the volumes of Prospective Resources on certain permits in Spain.

Definitions

The following definitions, extracted from Section 5.2 of the Canadian Oil and Gas Evaluation Handbook, Volume 1 — Second Edition (COGEH-1) published by the Petroleum Society of CIM, and the Calgary chapter of the Society of Petroleum Evaluation Engineers (SPEE), as specified by Canadian Securities Regulations NI 51-101. These definitions relate to the subdivisions in the resources classification framework of Figure 1 which follows and use the primary nomenclature and concepts contained in the 2007 SPE-PRMS.

Total Petroleum Initially-In-Place (PIIP) is that quantity of petroleum that is estimated to exist originally in naturally occurring accumulations. It includes that quantity of petroleum that is estimated, as of a given date, to be contained in known accumulations, prior to production, plus those estimated quantities in accumulations yet to be discovered (equivalent to "total resources").

Discovered Petroleum Initially-In-Place (equivalent to "discovered resources") is that quantity of petroleum that is estimated, as of a given date, to be contained in known accumulations prior to production. The recoverable portion of discovered petroleum initially in place includes production, reserves, and contingent resources; the remainder is unrecoverable.

a)

Production

Production is the cumulative quantity of petroleum that has been recovered at a given date

b)

Reserves

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, as of a given date, based on the analysis of drilling, geological, geophysical, and engineering data; the use of established technology; and specified economic conditions, which are generally accepted as being reasonable. Reserves are further classified according to the level of certainty associated with the estimates and may be subclassified based on development and production status.

c)

Contingent Resources

Contingent Resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political, and regulatory matters, or a lack of markets. It is also appropriate to classify as contingent resources the estimated discovered recoverable quantities associated with a project in the early evaluation stage. Contingent Resources are further classified in accordance with the level of certainty associated with the estimates and may be subclassified based on project maturity and/or characterized by their economic status.

d)

Unrecoverable

Unrecoverable is that portion of Discovered or Undiscovered PIIP quantities which is estimated, as of a given date, not to be recoverable by future development projects. A portion of these quantities may become recoverable in the future as commercial circumstances change or technological developments occur; the remaining portion may never be recovered due to the physic61/chemical constraints represented by subsurface interaction of fluids and reservoir rocks.

Undiscovered Petroleum Initially In Place (equivalent to "undiscovered resources") is that quantity of petroleum that is estimated, on a given date, to be contained in accumulations yet to be discovered. The recoverable portion of undiscovered petroleum initially in place is referred to as "prospective resources", the remainder as "unrecoverable".

a)

Prospective Resources

Prospective resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. Prospective resources have both an associated chance of recovery and a chance of development. Prospective resources are further subdivided in accordance with the level of certainty associated with recoverable estimates assuming their discovery and development and may be subclassified based on project maturity.

There is no certainty that any portion of the resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources.

Figure 1 – Resources classification framework (SPE-PRMS, Figure 1.1).

TOTAL PETROLEUM INTIALLY-IN-PLACE (PIIP)
DISCOVERED PIIP
COMMERCIAL
SUB-COMMERCIAL
UNDISCOVERED PIIP
PRODUCTION
RESERVES
1P
2P
3P
Proved
Probable
Possible
CONTINGENT RESOURCES
1C
2C
3C
UNRECOVERABLE
PROSPECTIVE RESOURCES
Low Estimate
Best Estimate
High Estimate
UNRECOVERABLE
Range of Uncertainty
Increasing Chance of Comerciality

GALILEO PERMIT
France
KEPLER PERMIT
EDISON PERMIT
COPERNICO PERMIT
MAESTRAZGO BASIN PERMITS
Madrid
Portugal
SPAIN
Mediterranean Sea
Algeria
Morocco

COMPANY LANDS

R2 ENERGY LTD.

COMPANY PERMITS

SPAIN

ORIENTATION MAP

JUNE 2014 **JOB No. 5989**

12

Chapman Petroleum Engineering Ltd.

EXECUTIVE SUMMARY

TABLE 1

PROSPECT SYNOPSIS

(a)

The Company holds a 100 percent working interest in numerous permits acquired from the Government of Spain,

(b)

The resources are located onshore in the northeast area of Spain,

(c)

The expected product type is natural gas from unconventional (shale) reservoirs,

(d)

The predominant risks with these resources would be to not find commercially productive reservoirs through existing technology as a result of the characteristics of these unconventional reservoirs,

(e)

There has been no attempt to establish monetary values for the resources. The before risk resource volumes estimated for each basin and reservoir are presented on Table 2, which follows.

This report was prepared by a "Qualified Reserves Evaluator and Auditor" who is independent of the Company.

Table 2

Summary of Petroleum Resources (Gas) Estimates

1 June 2014

Basin	Permit	Formation	R2 Energy Ltd. Gas Content (SCF/ton)	Bulk Density (g/cc)	Net Pay (ft)	Area (ac)	Recoverable gas (BCF)

Best Estimate

Basque- Cantabrian	Galileo	Jurassic	30	2.50	130	172,884	601
Central Ebro	Copernico	Devonian	50	2.50	300	158,666	2,275
	Copernico	Silurian	50	2.50	300	158,666	2,652
	Kepler	Devonian	50	2.50	300	158,666	2,282
	Kepler	Silurian	50	2.50	300	158,666	2,639
Maestrazgo	Aristoteles	Triassic	30	2.50	400	233,576	1,216
	Arquimedes	Jurassic	30	2.50	250	233,576	1,710
	Arquimedes	Permo-Stephanian	50	2.50	135	210,219	1,452
	Pitagoras	Jurassic	30	2.50	225	121,783	799
	Platon	Triassic	30	2.50	450	136,925	1,757
North Almazon	Edison	Carboniferous	50	2.50	200	57,120	623
	Edison	Jurassic	35	2.50	250	190,400	1,672
	Total Best Estimate						19,678

Low Estimate

Basque- Cantabrian	Galileo	Jurassic	20	2.60	80	153,675	284
Central Ebro	Copernico	Devonian	20	2.60	150	158,666	690
	Copernico	Silurian	20	2.60	100	158,666	642
	Kepler	Devonian	20	2.60	150	158,666	699
	Kepler	Silurian	20	2.60	100	158,666	626
Maestrazgo	Aristoteles	Triassic	20	2.60	300	104,707	632
	Arquimedes	Jurassic	20	2.60	200	233,576	908
	Arquimedes	Permo-Stephanian	20	2.60	120	186,861	562
	Pitagoras	Jurassic	20	2.60	175	121,783	426
	Platon	Triassic	20	2.60	350	136,925	938
North Almazon	Edison	Carboniferous	20	2.60	100	28,560	137
	Edison	Jurassic	20	2.60	125	190,400	585
	Total Low Estimate						7,129

High Estimate

Basque- Cantabrian	Galileo	Jurassic	50	2.40	165	192,094	1,078
Central Ebro	Copernico	Devonian	100	2.40	450	158,666	4,851
	Copernico	Silurian	100	2.40	600	158,666	6,286
	Kepler	Devonian	100	2.40	450	158,666	4,889
	Kepler	Silurian	100	2.40	600	158,666	6,300
Maestrazgo	Aristoteles	Triassic	50	2.40	500	104,777	2,014
	Arquimedes	Jurassic	50	2.40	300	233,576	2,780
	Arquimedes	Permo-Stephanian	100	2.40	150	233,576	2,610
	Pitagoras	Jurassic	50	2.40	275	121,783	1,304
	Platon	Triassic	50	2.40	525	136,925	2,841
North Almazon	Edison	Carboniferous	100	2.40	300	114,240	1,668
	Edison	Jurassic	50	2.40	500	190,400	3,341
	Total High Estimate						39,962

BASQUE-CANTABRIAN BASIN

SPAIN

INDEX

Discussion

Land

Geology

Resource Determination

Figure 1:

a)

Permit Location Map

b)

Land and Well Map

Table 1:

Schedule of Lands, Interests and Royalty Burdens

Figure 2:

a)

Geological Map — Spain

b)

Triassic-Jurassic Table of Formations — Basque-Cantabrian Basin

c)

Lower Jurassic Cross Section — Basque-Cantabrian Basin

d)

Composite Log — Well Espinosa CB-1

Table 2:

Summary of Resource Estimates

Monte Carlo Simulation Output Reports

a)

Galileo Permit - Jurassic

BASQUE-CANTABRIAN BASIN

SPAIN

DISCUSSION

Land

In 2012, the Company, through its wholly owned subsidiary, Montero Energy Corporation, acquired the Galileo Permit from the Government of Spain. The permit is in located within northeastern Spain as shown on the orientation map illustrated in Figure 1a. The Galileo Permit has an areal extent of 77,737.5 ha (192,094 ac) as shown on the land and well map illustrated in Figure 1b. The 10 km by 10 km grid placed on this map results in squares each 39 sq. mi. in size, slightly larger than a North American survey township (36 sq.mi.).

The term of the permit will be six years with the possibility of two three-year extensions. No royalties or ad valorum taxes on hydrocarbon production will be assessed by national, regional or local governments.

A detailed description of the lands, interests and royalty burdens is presented in Table 1.

Geology

The Galileo Permit is located within the Basque-Cantabrian Basin which constitutes the western extension of the Pyrenean folded belt as shown on the geological map of Spain illustrated in Figure 2a. It is a Mesozoic-Cenozoic basin with the Tertiary Duero and Ebro basins to the south and the Paleozoic Asturian massif to the west. The Galileo Permit is located approximately halfway between the onshore Ayoluengo Oil Field and the offshore Gaviota Gas Field, as shown on Figure 1 b.

During the Jurassic Era, the Basque-Cantabrian Basin was an intracratonic basin located in a subtropical epicontinental seaway with a depositional section up to 600 m in thickness. A Table of Formations chart of the Late Triassic and Jurassic section of the Basque-Cantabrian Basin is illustrated in Figure 2b. Two major depositional cycles are shown on the chart, a lower shallow marine carbonate ramp cycle and an upper deeper water hemipelagic ramp cycle. The manly members of the two upper formations of this cycle, the Castillo Pedrosa and Camino formations, contain black shale members as shown on the Table of Formations chart. This zone is also the source rock of the Ayoluengo Field located southwest of the Galileo permit.

A published cross-section of the Jurassic section over the Galileo Permit is illustrated in Figure 2c and shows the gas shale zone of interest consisting of these two formations which depositionally thin from south to north. The location of the cross section is shown on the Land and Well Map illustrated in Figure 1 b. The organic rich Castillo Pedrosa and Camino formations are also shown in the composite log of Well Espinosa CB-1 illustrated in Figure 2d. This well is located just to the south of the Galileo Permit and show a 105 m organic rich marly zone between the depths of 2795 and 2900 m with two reported mud gas shows.

Resource Determination

Resource determinations were done for the Galileo Permit in northeastern Spain for a Jurassic shale gas reservoir zone. Multiplying the average shale gas content (SCF/ton), shale density (g/cc), area (ac), average reservoir thickness (ft.) and recovery factor will deterministically calculate resource volumes. Best, low and high estimates were established for the Jurassic shale gas zone for the permit based on a Monte Carlo simulation using a reasonable range of values for gas content, shale density, reservoir thickness, areal extent and recovery factor. Regional published mapping of the Lower Jurassic interval suggest that this section may be eroded and not present in a small portion of the northwest corner of the Galileo Permit. For this reason, for the low estimate case, it was assumed the shale gas zone was present over 80% of the permit, for the best estimate case over 90% of the permit and for the high estimate case over 100% of the permit.

Typical gas content values reported for Cretaceous gas shale reservoirs in western North America are 30 SCF/ton. This value was used as the best estimate (P50) for the Jurassic gas shale zone in the Basque-Cantabrian Basin of Spain. For the low estimate (P10), a value of 20 SCF/ton was used as a minimum value for commercial shale gas reservoirs. For the high estimate (P90), a value of 50 SCF/ton was used which is typical for Devonian gas shale zones of the Appalachian Basin.

Bulk density values for gas shale zones typically range from a low estimate 2.6 g/cc to a high estimate of 2.4 g/cc. The high estimate implies a high total organic content (TOC). Organic content has a low density so that high volumes of organic content results in a low bulk density value for the shale.

The gross thickness of the Jurassic gas shale zone on the Galileo Permit ranges from 60 m in the northern portion to approximately 100 m in the southern portion based on well control. An average value of 75 m was used for the gas shale zone on the permit where present. A net thickness of 40 m (approx. 130 ft) was used in the best estimate case, 25 m (approx. 80 ft) for the low estimate case and 50 m (approx. 165 ft) for the high estimate case.

Recovery factor data implemented in the statistical analysis has been derived from published information, as presented in Appendix A at the end of the report.

A summary of the resource estimates for the Galileo Permit is presented in Table 2 and a graphical representation of the Monte Carlo

Bay of Biscay
POSADA
LLANES
N-634
COMILLAS
C-6316
SANTILLANA
MURIEDAS
SAN VICENTE DE LA BARQUERA
AS-114
PANES
TORRELAVEGA
N-623
N-634
CABEZON DE LA SAL
SANTAMARIA DE CAYON
LAREDO
COLINDRES
CASTRO-URDIALES
N-629
RAMALES DE LA VICTORIA
C-625
CORRALES (LOS)
VALLE
Picos de Europa
SAN VICENTE DE TORANZO
Balmaseda
POTES
CANTABRIA
N-621
C-625
BASQUE COUNTRY
C-627
N-611
C-6318
VILLASANA DE MENA
N-621
ESPINILLA
REINOSA
C-628
CASTILE AND LEON
C-627
C-629
VILLARCAYO
Rio Pisuerga
Rio Ebro
MEDINA DE POMAR
N-611
CERVERA DE PISUERGA
MATAPORQUERA
N-629
CASTREJON DE LA PEÑA
ESCALADA
GUARDO
AGUILAR DE CAMPOO
TRESPADERNE
N-623
OÑA
C-627

Company Lands

Area of Interest

Atlantic Ocean
CANTABRIA
BASQUE COUNTRY
France
CASTILE AND LEON
Madrid
SPAIN
Portugal
Mediterranean Sea
Algeria
Morocco

R2 ENERGY LTD.

GALILEO PERMIT

SPAIN

PERMIT LOCATION MAP

JUNE 2014 | JOB No. 5989 | FIGURE No. 1a

19

Chapman Petroleum Engineering Ltd.

4,830,000
4,820,000
4,810,000
4,800,000
4,790,000
4,780,000
4,770,000
4,760,000
4,750,000
4,740,000
4,730,000
4,720,000
Northing (m)
390,000 400,000 410,000 420,000 430,000 440,000 450,000 460,000 470,000 480,000 490,000 500,000 510,000 520,000 530,000 540,000 550,000
Easting (m)
GAVIOTA FIELD
MONILLO-1
GALILEO PERMIT
ANCILLO-1
LA ENGANA-1
ESPINOSA CB-1
ZAMANZAS A-1
AYOLVENGO FIELD
COMPANY LAND
CROSS SECTION

R2 ENERGY LTD.

GALILEO PERMIT

BASQUE-CANTABRIAN BASIN, SPAIN

LAND AND WELL MAP

JUNE 2014 JOB No. 5989 FIGURE No. 1b

20

Chapman Petroleum Engineering Ltd.

Table 1

Schedule of Lands, Interests and Royalty Burdens
1 June, 2014

R2 Energy Ltd.

Basque-Cantabrian Basin, Spain

				Appraised Interest		Royalty Burdens
Description		Rights Owned	Gross Acres	Working %	Royalty %	Basic %		Overriding %

Galileo Permit		[A[	192,094	100.0000	-	-	[1[	-

		Total	192,094

General Notes :	[1]	No royalties assessed by national or regional governments.

Rights Owned :	[A]	All P&NG

GALILEO PERMIT
FRANCE
PORTUGAL
A Coruña
Oviedo
Santander
Bilbao
CZ
WALZ
León
Basque-Cantabrian Basin
Pyrenees
NEVP
CCR
Barcelona
Zaragoza
Ebro basin
Iberian
Ranges
CIZ
Duero basin
Almazon Basin
Salamanca
CR
Madrid
Tajo basin
AR
Menorca
Mallorca
Ibiza
Formentera
Balearic Islands
Valencia
CIZ
Badajoz
CVP
OMZ
Alicante
Murcia
Betics
External
Córdoba
SPZ
Guadalquivir basin
Sevilla
Granada
Internal Betics
Almería
SEVP
Málaga
Cádiz
Source: IGME

COMPANY LANDS

CCR: Catalonian Coastal Ranges
CR: Central Range; AR: Altomira Range

CVP: Calatrava Volcanic Province
SEVP: Southeast Volcanic Province
NEVP: Northeast Volcanic Province

ZONES OF THE IBERIAN MASSIF
CZ: Cantabrian Zone
WALZ: West Asturian Leonese Zone
CIZ: Central Iberian Zone
OMZ: Ossa Morena Zone
SPZ: South Portuguese Zone

- Neogene-Quaternary basic volcanic rocks
- Neogene intermediate-felsic volcanic rocks
- Cenozoic sediments with little or no Alpine deformation
- Mesozoic-Cenozoic sediments deformed by Alpine orogeny
- Basic & ultrabasic rocks of Iberian and Ronda massifs
- Variscan granitoid rocks
- Pre-Variscan granitoid rocks
- Palaeozoic inliers in Pyrenees, CCR & Betics
- Palaeozoic (and Precambrian) of Iberian Massif

R2 ENERGY LTD.		
GEOLOGICAL MAP SPAIN		
JUNE 2014	JOB No. 5989	FIGURE No. 2a

22

Chapman Petroleum Engineering Ltd.

CHRONOSTRATIGRAPHY AND BIOSTRATIGRAPHY
LITHOSTRATIGRAPHY
Time
Stages
Substages
Boreal ammonites bio-chronozones
SSW
Marginal Domains & Swells
NNE
Intraplatform throughs
MIDDLE JURASSIC
EARLY JURASSIC
LATE TRIASSIC
Aalenian
Toarcian
Pliensbachian
Sinemurian
Hettangian
Rhaetian
Norian
Upper
Middle
Lower
Domerian (Upper)
Carixian (Lower)
concavum
bradfordensis
murchisonae
opalinum
aalensis
pseudoradiosa
insigne
thouarsense
variabilis
bifrons
serpentinus
tenuicostatum
spinatum
margaritatus
stokesi
davoei
ibex
jamesoni
raricostatum
oxynotum
obtusum
turneri
semicostatum
bucklandi
angulata
liasicus
planorbis
Not recorded
Limestone Mb.
Marly Mb.
Castillo Pedroso Fm.
Black Shale 4
Black Shale 3
Black Shale 2
Black Shale 1
Camino Fm.
Puerto del Pozazal Fm.
Rio Polla Fm.
Sopeña Fm.
Villanueva de Puerta Fm.
Puerto de la Palombera Fm.
HEMIPELAGIC CARBONATE RAMPS
SHALLOW CARBONATE RAMPS
ZONE OF INTEREST
Shallow Carbonate Ramps
Dolomites
Dolomites, anhydrites & collapse breccias
Laminated dolomites
Mudstones
Oolitic grainstones
Siliciclastic sandstones & conglomerates
Hemipelagic Ramps
Thick-bedded mudstones & wackestones
Alternations of thin-bedded limestones and organic-rich marls
Alternations of thin-bedded limestones & organic lean marls
Black shales
Bioclastic packstones and grainstones
Ferruginous Oolites

Source: Journal of GSL (2005)

R2 ENERGY LTD.

BASQUE-CANTABRIAN BASIN

SPAIN

TRIASSIC-JURASSIC TABLE OF FORMATIONS

JUNE 2014 JOB No. 5989 FIGURE No. 2b

23

Chapman Petroleum Engineering Ltd.

POLIENTES-TUDANCA TROUGH
SW
REINOSA SWELL
NE
Zamanzas A-1
Espinosa CB-1
La Engaña-1Bis
Ancillo-1
Monillo-1
GAMMA RAY
SONIC
NEUTRON
ZONE OF INTEREST
Castillo Pedroso
Camino
Pto. del Pozazal
Sopeña
Pto. de la Palombera
100
50
0 m
0 km
10
20
Shallow Carbonate Ramps
Dolomites
Dolomites, anhydrites & collapse breccias
Laminated dolomites
Mudstones
Oolitic grainstones
Siliciclastic sandstones & conglomerates
Hemipelagic Ramps
Thick-bedded mudstones & wackestones
Alternations of thin-bedded limestones and organic-rich marls
Alternations of thin-bedded limestones & organic lean marls
Black shales
Bioclastic packstones and grainstones
Ferruginous Oolites

Source: Journal of GSL (2005)

R2 ENERGY LTD.
BASQUE-CANTABRIAN BASIN **SPAIN** **LOWER JURASSIC CROSS SECTION**
JUNE 2014 JOB No. 5989 FIGURE No. 2c

24

Chapman Petroleum Engineering Ltd.

2795
CASTILLO PEDROSA FM
LIAS MARGOSO
2800
CAMINO FM
2850
ORGANIC RICH ZONE
2900
LIAS CALCAREO
DENS
SONICO

R2 ENERGY LTD.

BASQUE-CANTABRIAN BASIN
WELL ESPINOSA CB-1
COMPOSITE LOG
Castillo Pedrosa and Camino Formations

JUNE 2014 JOB No. 5989 FIGURE No. 2d

25

Chapman Petroleum Engineering Ltd.

Table 2

Summary of Reource Estimates
1 June, 2014

Basque-Cantabrian Basin, Spain

Description		Gas Content (SCF/ton)	Bulk Density (g/cc)	Net Pay (ft)	Area (ac)	Recoverable Gas (BCF)	Reference

Best Estimate
Galileo Permit	Jurassic	30	2.50	130	172,884	601	Table 2a
	Total Best Estimate					601

Low Estimate
Galileo Permit	Jurassic	20	2.60	80	153,675	284	Table 2a
	Total Low Estimate					284
High Estimate
Galileo Permit	Jurassic	50	2.40	165	192,094	1,078	Table 2a
	Total High Estimate					1,078

Table 2a

Basque-Cantabrian Basin, Galileo Permit, Jurassic Formation
@RISK Output Report for Recoverable Gas (BCF)

Performed By: Chapman Petroleum Engineering Ltd.

Date: Friday, July 11, 2014 3:14:22 PM

Recoverable Gas (BCF)
0.218
1.254
5.0%
90.0%
5.0%
0.0016
0.0014
0.0012
0.0010
0.0008
0.0006
0.0004
0.0002
0.0000
-0.5
0.0
0.5
1.0
1.5
2.0
2.5
3.0
3.5
Values in Thousands

Recoverable Gas (BCF)
0.218
1.254
5.0%
90.0%
5.0%
1.0
0.8
0.6
0.4
0.2
0.0
-0.5
0.0
0.5
1.0
1.5
2.0
2.5
3.0
3.5
Values in Thousands

Recoverable Gas (BCF)
Regression Coefficients
Gas Content (Scf/Ton)
Net Pay (ft)
Recovery Factor
Area (ac)
Bulk Density (g/cc)
0.67
0.55
0.36
0.18
0.06
-0.1
0.0
0.1
0.2
0.3
0.4
0.5
0.6
0.7
Coefficient Value

Simulation Summary Information	
Workbook Name	Galileo Jurassic.xlsx
Number of Simulations	1
Number of Iterations	10000
Number of Inputs	5
Number of Outputs	1
Sampling Type	Latin Hypercube
Simulation Start Time	7/11/14 15:12:19
Simulation Duration	00:01:09
Random # Generator	Mersenne Twister
Random Seed	1488391167

Summary Statistics for Recoverable Gas (BCF)			
Statistics		**Percentile**	
Minimum	1	**5%**	218
Maximum	3,187	**10%**	284
Mean	649	**15%**	339
Std Dev	320	**20%**	382
Variance	102162.3433	**25%**	423
Skewness	0.994386283	**30%**	459
Kurtosis	4.890046858	**35%**	496
Median	601	**40%**	530
Mode	555	**45%**	564
Left X	218	**50%**	601
Left P	5%	**55%**	638
Right X	1,254	**60%**	673
Right P	95%	**65%**	719
Diff X	1,036	**70%**	770
Diff P	90%	**75%**	822
#Errors	0	**80%**	882
Filter Min	Off	**85%**	970
Filter Max	Off	**90%**	1,078
#Filtered	0	**95%**	1,254

Regression and Rank Information for Recoverable G			
Rank	**Name**	**Regr**	**Corr**
1	Gas Content (Scf/T	0.674	0.690
2	Net Pay (ft)	0.553	0.543
3	Recovery Factor	0.363	0.335
4	Area (ac)	0.181	0.181
5	Bulk Density (g/cc)	0.061	0.069

27

Chapman Petroleum Engineering Ltd.

Table 2a

Basque-Cantabrian Basin, Galileo Permit, Jurassic Formation
@RISK Output Report for Recoverable Gas (BCF)

Performed By: Chapman Petroleum Engineering Ltd.

Date: Friday, July 11, 2014 3:14:22 PM

Name	Cell	Graph	Min	Mean	Max	5%	95%	Errors
Gas Content (Scf/Ton)	D6	-10 80	0.07197434	35.05325	79.62283	15.89233	54.25423	0
Bulk Density (g/cc)	E6	2.1 2.8	2.199702	2.5	2.797283	2.371651	2.628283	0
Net Pay (ft)	F6	-50 300	2.933166	122.5139	255.3294	67.95911	177.0355	0
Area (ac)	G6	100k 240k	111490.9	172884.4	229938.3	148216	197527.1	0
Recovery Factor	H6	0.05 0.55	0.1403732	0.2568971	0.5214703	0.1914458	0.3389733	0

28

Chapman Petroleum Engineering Ltd.

CENTRAL EBRO BASIN

SPAIN

INDEX

Discussion

Land

Geology

Resource Determination

Figure 1:

a)

Permit Location Map

b)

Land and Well Map

Table 1:

Schedule of Lands, Interests and Royalty Burdens

Figure 2:

a)

Geological Map — Spain

b)

Silurian Stratigraphic Sections — Spain

c)

Silurian Stratigraphic Sections — Pyrenees Mountains

d)

Well Ballobar 1 — Silurian Section

e)

Devonian Outcrops — Spain

f)

Devonian Outcrop Sections — Iberian Ranges

g)

Well Ballobar 1 — Devonian Section

Table 2:

Summary of Resource Estimates

Monte Carlo Simulation Output Reports

a)

Copernico Permit - Devonian

b)

Copernico Permit — Silurian

c)

Kepler Permit — Devonian

d)

Kepler Permit - Silurian

CENTRAL EBRO BASIN

SPAIN

DISCUSSION

Land

In 2012, the Company, through its wholly owned subsidiary, Montero Energy Corporation, acquired the Copernico and Kepler permits from the Government of Spain. These contiguous permits are located within the Autonomous Community of Aragon as shown on the orientation map illustrated in Figure 1a. Each permit has an areal extent of 64,210 ha (158,666 ac) as shown on the land and well map illustrated in Figure 1 b. The 10 km by 10 km grid placed on this map results in squares each 39 sq. mi. in size, slightly larger than a North American survey township (36 sq.mi.).

The term of the permits is six years with the possibility of two three-year extensions. No royalties or ad valorum taxes on hydrocarbon production will be assessed by national, regional or local governments.

A detailed description of the lands, interests and royalty burdens is presented in Table 1

Geology

The Ebro Basin is a Cenozoic basin in northeastern Spain, triangular in shape, and located between the Iberian Ranges to the south, the Pyrenees Mountains to the north and the Catalonian Coastal Ranges to the east, as shown on the geological map of Spain illustrated in Figure 2a. The basin evolution is mainly linked to the development of the Pyrenean orogeny and represents the southern foreland basin of the Pyrenees Mountains.

As well as Cenozoic intermontane deposits, the basin is underlain by a Paleozoic and Mesozoic sedimentary section. Only one well in the basin has penetrated a significant Paleozoic sedimentary section, Ballobar 1, highlighted in Figure 1 a. In this well, the Cenozoic section is 3590 ft. in thickness, the Mesozoic section is 6850 ft. in thickness and the well penetrated 875 ft. of Paleozoic section consisting of a Devonian-Silurian interval before reached total depth within a Silurian shale interval.

This Devonian-Silurian section is considered by the Company to be the most prospective interval for potential shale gas production on these permits. A schematic illustration of Silurian stratigraphic sections located throughout Spain is illustrated in Figure 2b and shows that a black shale unit is present in all parts of Spain and comprises a significant portion of the overall Silurian sedimentary section. Detailed Silurian stratigraphic sections of outcrops within the Pyrenees Mountains just north of the Ebro Basin are illustrated in Figure 2c and show a black shale thickness of 450 ft. at the Camprodon outcrop. Well Ballobar 1 to the east of the Company permits penetrated a Silurian shale thickness of 875 ft., as shown on the well log illustrated in Figure 2d.

The Devonian section is also prospective for shale gas on the permits and a map of Devonian outcrops in Spain illustrated in Figure 2e shows the Ebro Basin to be surrounded by Devonian outcropping section. Detailed outcrop sections from the Iberian Ranges to the south of the Company lands are illustrated in Figure 2f. A Frasnian-Famennian black shale is described on both outcrop sections, though one is more siliceous and the other more calcareous. Well Ballobar 1 fully penetrated the Devonian section at that location which included a 990 ft. shale section at the top of the interval. This is illustrated on the well log shown in Figure 2g.

Resource Determination

Resource determinations were done for each of the Company's two permits in the Central Ebro Basin for two prospective shale gas reservoir zones, the Silurian and Devonian. Multiplying the average shale gas content (SCF/ton), shale density (g/cc), area (ac), average reservoir thickness (ft.) and recovery factor will deterministically calculate resource volumes. Best, low and high estimates were established for both zones in each of the two permits based on a Monte Carlo simulation using a reasonable range of values for gas content, shale density, reservoir thickness, areal extent and recovery factor. As both the Silurian and Devonian shale sections have a wide regional extent, it was assumed that both intervals completely underlain the two permits so that the area parameter was considered to be a constant.

Typical gas content values reported for Appalachian Basin Devonian shale is 50 SCF/ton for this much studied interval. This value was used as the best estimate (P50) for both Paleozoic shale intervals in Spain. For the low estimate (P10), a value of 20 SCF/ton was used as a minimum value for commercial shale gas reservoirs again for both reservoir zones. For the high estimate (P90), a value of 100 SCF/ton was used for both zones twice that of the best estimate but still a reasonable value for these types of Paleozoic shale gas intervals.

Bulk density values for both shale zones range from a low estimate 2.6 g/cc to a high estimate of 2.4 g/cc, typical values for Devonian gas shale. The high estimate implies a high total organic content (TOC). Organic content has a low density so that high volumes of organic content results in a low bulk density value for the shale.

For the Devonian shale interval, approximately 300 ft. of the Ballobar 1 well Devonian interval consists of silty shale that could constitute a shale gas reservoir. This is approximately 30% of the Devonian shale section in the well. This value was used for the best estimate with 15% or 150 ft. and 45% or 450 used for low and high estimates to provide a reasonable range of values.

The Ballobar 1 well did not fully penetrate the Silurian section but an outcrop of the organic rich Silurian Badenas Formation in the Iberian Ranges to the south has a 100 m silty shale section in a 900+ m shale interval. Based on this, a value of 300 ft. was also used a best estimate for the Silurian with a low estimate value of 100 ft., and a high estimate value of 600 ft. to provide a reasonable range taking into account the great thickness of the Silurian black shale section.

Recovery factor data implemented in the statistical analysis has been derived from published information, as presented in Appendix A at the end of the report.

A summary of resource estimates for the Company permits is presented in Table 2 and a graphical representation of the Monte Carlo simulation for each shale gas zone is presented in tables 2a to 2d.

Atlantic
Ocean
France
ARAGON
Madrid
SPAIN
Portugal
Mediterranean Sea
Algeria
Morocco

Area of Interest

Barañain
Pamplona
Navarra
Pico de Aneto
Calahorra
Huesca
Tudela
AUTONOMOUS
KEPLER PERMIT
Zaragoza
Lleida
COPERNICO PERMIT
Calatayud
COMMUNITY OF
Tarragona
Tortosa
ARAGON
Vinaròs
Benicarló
Teruel
Castellón
Cuenca
Castellón de la Plana
Burriana

R2 ENERGY LTD.

COPERNICO AND KEPLER PERMITS

ARAGON, SPAIN

PERMIT LOCATION MAP

JUNE 2014 JOB No. 5989 FIGURE No. 1a

33

Chapman Petroleum Engineering Ltd.

4,680,000
4,660,000
4,640,000
4,620,000
4,600,000
4,580,000
4,560,000
4,540,000
Northing (m)
620,000
640,000
660,000
680,000
700,000
720,000
740,000
760,000
780,000
800,000
Easting (m)
EBRO-3
HUESCA-1
EJEA-1
VALPALMAS-1
TAUSTE ESTE-1
MONZON-1
ZUERA-1
MAGALLON-1
ZARAGOZA-1
Saridena-3
SARIDENA-1
Saridena-2
ESPLUS-1
KEPLER PERMIT
LERIDA-1
EBRO-2
MONEGRILLO-1
BALLOBAR-1
COPERNICO PERMIT
CANDASNOS-1
FRAGA-1
GELSA-1
BUJARALOZ-1
EBRO-1
MAYALS-1
LOPIN-1
LAZAIDA-1
CASPE-1
DEEP PALEOZOIC WELL

R2 ENERGY LTD.

COPERNICO AND KEPLER PERMITS

CENTRAL EBRO BASIN, SPAIN

LAND AND WELL MAP

JUNE 2014 JOB No. 5989 FIGURE No. 1b

34

Chapman Petroleum Engineering Ltd.

Schedule of Lands, Interests and Royalty Burdens 1 June, 2014

R2 Energy Ltd.

Central Ebro Basin, Spain

				Appraised Interest		Royalty Burdens
Description		Rights Owned	Gross Acres	Working %	Royalty %	Basic %		Overriding %

Copernico Permit		[A]	158,666	100.0000	-	-	[1]	-
Kepler Permit		[A]	158,666	100.0000			[1]

		Total	317,332

General Notes :	[1]	No royalties assessed by national or regional governments

Rights Owned :	[A]	All P&NG.

FRANCE
PORTUGAL
A Coruña
Oviedo
Santander
Bilbao
CZ
Cantabrians
WALZ
León
Pyrenees
NEVP
KEPLER PERMIT
Zaragoza
Ebro basin
COPERNICO PERMIT
CCR
Barcelona
Duero basin
Iberian
Ranges
CIZ
Salamanca
CR
Madrid
Tajo basin
AR
Menorca
Mallorca
Valencia
Ibiza
Balearic Islands
Formentera
Badajoz
CVP
OMZ
Alicante
Murcia
Córdoba
External Betics
Guadalquivir basin
SPZ
Sevilla
Granada
Internal Betics
Almería
SEVP
Cádiz
Málaga
Source: IGME

COMPANY LANDS

CCR: Catalonian Coastal Ranges
CR: Central Range; AR: Altomira Range

CVP: Calatrava Volcanic Province
SEVP: Southeast Volcanic Province
NEVP: Northeast Volcanic Province

ZONES OF THE IBERIAN MASSIF
CZ: Cantabrian Zone
WALZ: West Asturian Leonese Zone
CIZ: Central Iberian Zone
OMZ: Ossa Morena Zone
SPZ: South Portuguese Zone

- Neogene-Quaternary basic volcanic rocks
- Neogene intermediate-felsic volcanic rocks
- Cenozoic sediments with little or no Alpine deformation
- Mesozoic-Cenozoic sediments deformed by Alpine orogeny
- Basic & ultrabasic rocks of Iberian and Ronda massifs
- Variscan granitoid rocks
- Pre-Variscan granitoid rocks
- Palaeozoic inliers in Pyrenees, CCR & Betics
- Palaeozoic (and Precambrian) of Iberian Massif

R2 ENERGY LTD.

GEOLOGICAL MAP

SPAIN

JUNE 2014 JOB No. 5989 FIGURE No. 2a

36

Chapman Petroleum Engineering Ltd.

3
4-6
1+2
7+13
44
39
37
34-36
9+10
15
21+23
30
CZ
WALZ
P
KEPLER PERMIT
CCR
IC
COPERNICO PERMIT
CIZ
OMZ
100 m

Source: Geology of Spain (GSL 2002)

- LIMESTONE
- BLACK SHALE
SHALE & SILTSTONE
- SANDSTONE, SILTSTONE & SHALE
- SANDSTONE

COMPANY LANDS

R2 ENERGY LTD.

SILURIAN STRATIGRAPHIC SECTIONS

SPAIN

JUNE 2014 **JOB No. 5989** **FIGURE No. 2b**

37

Chapman Petroleum Engineering Ltd.

Sallent de Gállego
Sierra Negra
Bar-Toloriú
Camprodon
DEVONIAN
PRIDOLI
LUDLOW
WENLOCK
LLANDOV.
ORDOVICIAN
P
L
W
L + P
Tel.?
Tel.
Aer.
Telychian
Aeronian
Rhuddanian?
?
10 m
black shales
sandstones
calcareous nodules
limestones
pyrite nodules

Source: Geology of Spain (GSL 2002)

R2 ENERGY LTD.

PYRENEES MOUNTAINS

SPAIN

SILURIAN STRATIGRAPHIC SECTIONS

JUNE 2014 JOB No. 5989 FIGURE No. 2c

38

Chapman Petroleum Engineering Ltd.

3183
GOTHLANDIEN ?
fond
3178-3183
3185-3207
3207-3267
Laterolog
Sonic Log
NEUTRON
STANDARD COUNTS/SECOND

R2 ENERGY LTD.

CENTRAL EBRO BASIN

SPAIN

WELL BALLOBAR #1 LOG
Silurian Section

JUNE 2014 JOB No. 5989 FIGURE No. 2d

39

Chapman Petroleum Engineering Ltd.

Source: Geology of Spain (GSL 2002)

CZ
Pyrenees
w
x
y
a
d
c
WALZ
KEPLER PERMIT
b
COPERNICO PERMIT
g
e
CIZ
CCR
SEA
Madrid
f
Minorca
z
Balearic Islands
n
p
h
o
j
i
s
r
l
m
OMZ
k
t
q
ñ
v
SPZ
u
z
z
Málaga
z
MEDITERRANEAN

COMPANY LANDS

—··— Zone boundary
—·— Country border
IBERIAN MASSIF
Devonian outcrops

CZ: CANTABRIAN ZONE. Asturo-Leonian Domain (a) and Iberian Ranges (b)
WALZ: WESTASTURO-LEONIAN ZONE. Palentian domain (c) Peñalba-Caurel (d), Eastern Guadarrama (e) & Henarejos (f)
CIZ: CENTRAL-IBERIAN ZONE. Alcañices-Duero (g), Herrera del Duque (h), Almadén (i), Guadalmez (j), Cabeza del Buey-Fuencaliente (k), Santa Cruz de Mudela (l), El Centenillo (m), Sierra de San Pedro (n)
OMZ: OSSA-MORENA ZONE. Obejo-Valsequillo-Puebla de La Reina domain (ñ), La Codosera-Portalegre (o), Estremoz (p), Cerrón del Hornillo-Valle (q), Barrancos-Venta del Ciervo (r), Montemor-o-Novo (s)
SPZ: SOUTH PORTUGUESE ZONE. Pulo do Lobo (t), Iberian Pyrite Belt (u), SW Portugal (v)
Basque (w), Central (x) and Eastern Pyrenees (y)
Betic Cordillera (z) including the Balearic Islands (z)
CCR: Catalonian Coastal Ranges

R2 ENERGY LTD.

DEVONIAN OUTCROPS

SPAIN

JUNE 2014 **JOB No. 5989** **FIGURE No. 2e**

40

Chapman Petroleum Engineering Ltd.

DEPRESIÓN AXIAL
DEL RÍO CÁMARAS
Fameniense
Frasniense
Givetiense
Eifeliense
Emsiense
inf
sup.
Praguiense
Lochk.
Pridoli
Fuenpudrida
Lower
KWK
Bandera
Huesa
Cabezo
Agudo
Barreras Salobral
Recutanda
Moyuela
Monforte
Molino
Peña
Negra
Loscos
Rambla
Castellar
Mariposas
Santa Cruz
Nogueras
Luesma
d4
d3
d2
d1
? ? ?
total > 700 m
? >> 500 m
esquemático
total 107 m
200
100
0 m
20
10
0 m

TABUENCA
Fameniense
Frasniense
Huechaseca
Coscojar
Hoya
Valdeinglés
Filluelo
Bolloncillos
Rodanas
II
I

Arenisca/cuarcita
Arenisca y lutita
Caliza
Caliza arenosa
Marga
Pizarra
Caliza nodulosa
Nódulos de fosfato
Nódulos de hierro
Nódulos silíceos

R2 ENERGY LTD.
IBERIAN RANGES **SPAIN** **DEVONIAN** **OUTCROP SECTIONS**
JUNE 2014 JOB No. 5989 FIGURE No. 2f

41

Chapman Petroleum Engineering Ltd.

2714
DEVONIEN
3183
DEVONIEN Flysch (D 2)
DEVONIEN-grèseux (D 1)

R2 ENERGY LTD.

CENTRAL EBRO BASIN

SPAIN

WELL BALLOBAR #1 LOG
Devonian Section

JUNE 2014 JOB No. 5989 FIGURE No. 2g

42

Chapman Petroleum Engineering Ltd.

Table 2

Summary of Resource Estimates

1 June, 2014

Central Ebro Basin, Spain

Description		Gas Content (SCF/ton)	Bulk Density (g/cc)	Net Pay (ft)	Area (ac)	Recoverable Gas (BCF)	Reference
Best Estimate
Copernico Permit	Devonian	50	2.50	300	158.666	2,275	Table 2a
Copernico Permit	Silurian	50	2.50	300	158.666	2,652	Table 2b
Kepler Permit	Devonian	50	2.50	300	158.666	2,282	Table 2c
Kepler Permit	Silurian	50	2.50	300	158,666	2,639	Table 2d
Total Best Estimate						9,848
Low Estimate
Copernico Permit	Devonian	20	2.60	150	158,666	690	Table 2a
Copernico Permit	Silurian	20	2.60	100	158,666	642	Table 2b
Kepler Permit	Devonian	20	2.60	150	158,666	699	Table 2c
Kepler Permit	Silurian	20	2.60	100	158,666	626	Table 2d
Total Low Estimate						2,657
High Estimate
Copernico Permit	Devonian	100	2 40	450	158,666	4,851	Table 2a
Copernico Permit	Silurian	100	2.40	600	158,666	6,286	Table 2b
Kepler Permit	Devonian	100	2.40	450	158,666	4,889	Table 2c
Kepler Permit	Silurian	100	2.40	600	158,666	6,300	Table 2d
Total High Estimate						22,326

Table 2a

Central Ebro Basin, Copernico Permit, Devonian Formation

@RISK Output Report for Recoverable Gas (BCF)

Performed By: Chapman Petroleum Engineering Ltd.

Date: Friday, July 11, 2014 3:20:48 PM

Recoverable Gas (BCF)
0.41
5.82
5.0%
90.0%
5.0%
Values x 10^-4
Values in Thousands

Simulation Summary Information	
Workbook Name	Copernico-Devonian.xlsx
Number of Simulations	1
Number of Iterations	10000
Number of Inputs	4
Number of Outputs	1
Sampling Type	Latin Hypercube
Simulation Start Time	7/11/14 15:20:01
Simulation Duration	00:00:11
Random # Generator	Mersenne Twister
Random Seed	2127406970

Recoverable Gas (BCF)
0.41
5.82
5.0%
90.0%
5.0%
Values in Thousands

Summary Statistics for Recoverable Gas (BCF)

Statistics		Percentile	
Minimum	1	5%	411
Maximum	14,719	10%	690
Mean	2,587	15%	918
Std Dev	1,713	20%	1,146
Variance	2934609.089	25%	1,335
Skewness	1.201899848	30%	1,519
Kurtosis	5.309468085	35%	1,713
Median	2,275	40%	1,892
Mode	1,908	45%	2,077
Left X	411	50%	2,275
Left P	5%	55%	2,483
Right X	5,817	60%	2,687
Right P	95%	65%	2,937
Diff X	5,406	70%	3,209
Diff P	90%	75%	3,501
#Errors	0	80%	3,836
Filter Min	Off	85%	4,258
Filter Max	Off	90%	4,851
#Filtered	0	95%	5,817

Recoverable Gas (BCF)
Regression Coefficients
Gas Content (Scf/Ton)
Net Pay (ft)
Recovery Factor
Bulk Density (g/cc)
0.71
0.58
0.26
0.06
Coefficient Value

Regression and Rank Information for Recoverable G

Rank	Name	Regr	Corr
1	Gas Content (Scf/T	0.708	0.725
2	Net Pay (ft)	0.576	0.561
3	Recovery Factor	0.264	0.227
4	Bulk Density (g/cc)	0.056	0.048

44

Chapman Petroleum Engineering Ltd.

Table 2a

Central Ebro Basin, Copernico Permit, Devonian Formation

@RISK Output Report for Recoverable Gas (BCF)

Performed By: Chapman Petroleum Engineering Ltd.
Date: Friday, July 11, 2014 3:20:48 PM

Name	Cell	Graph	Min	Mean	Max	5%	95%	Errors
Gas Content (Scf/Ton)	D6	 -20 200	0.01183046	62.01727	181.5755	15.25814	111.7298	0
Bulk Density (g/cc)	E6	 2.2 2.8	2.207355	2.499999	2.795238	2.371632	2.62832	0
Net Pay (ft)	F6	 -100 800	0.419096	301.7571	757.5217	112.8126	492.7083	0
Recovery Factor	H6	 0.05 0.55	0.1394924	0.2568967	0.5107811	0.1914396	0.3390048	0

45

Chapman Petroleum Engineering Ltd.

Table 2b

Central Ebro Basin, Copernico Permit,Silurian Formation

@RISK Output Report for Recoverable Gas (BCF)

Performed By: Chapman Petroleum Engineering Ltd.

Date: Friday, July 11, 2014 3:24:37 PM

Recoverable Gas (BCF)
0.34
7.64
5.0%
90.0%
5.0%
Values x 10^-4
2.5
2.0
1.5
1.0
0.5
0.0
-5
0
5
10
15
20
25
Values in Thousands

Simulation Summary Information	
Workbook Name	Copernico-Silurian.xlsx
Number of Simulations	1
Number of Iterations	10000
Number of Inputs	4
Number of Outputs	1
Sampling Type	Latin Hypercube
Simulation Start Time	7/11/14 15:22:33
Simulation Duration	00:00:11
Random # Generator	Mersenne Twister
Random Seed	1912226532

Recoverable Gas (BCF)
0.34
7.64
5.0%
90.0%
5.0%
1.0
0.8
0.6
0.4
0.2
0.0
-5
0
5
10
15
20
25
Values in Thousands

Summary Statistics for Recoverable Gas (BCF)

Statistics		Percentile	
Minimum	1	5%	336
Maximum	20,629	10%	642
Mean	3,140	15%	897
Std Dev	2,349	20%	1,145
Variance	5516958.437	25%	1,376
Skewness	1.347489741	30%	1,616
Kurtosis	5.849043718	35%	1,872
Median	2,652	40%	2,127
Mode	1,457	45%	2,366
Left X	336	50%	2,652
Left P	5%	55%	2,929
Right X	7,639	60%	3,227
Right P	95%	65%	3,556
Diff X	7,303	70%	3,900
Diff P	90%	75%	4,343
#Errors	0	80%	4,820
Filter Min	Off	85%	5,466
Filter Max	Off	90%	6,286
#Filtered	0	95%	7,639

Recoverable Gas (BCF)
Regression Coefficients
Net Pay (ft)
Gas Content (Scf/Ton)
Recovery Factor
Bulk Density (g/cc)
0.65
0.63
0.24
0.05
-0.1
0.0
0.1
0.2
0.3
0.4
0.5
0.6
0.7
Coefficient Value

Regression and Rank Information for Recoverable G

Rank	Name	Regr	Corr
1	Net Pay (ft)	0.653	0.668
2	Gas Content (Scf/T	0.629	0.636
3	Recovery Factor	0.241	0.206
4	Bulk Density (g/cc)	0.052	0.020

46

Chapman Petroleum Engineering Ltd.

Table 2b

Central Ebro Basin, Copernico Permit,Silurian Formation

@RISK Output Report for Recoverable Gas (BCF)

Performed By: Chapman Petroleum Engineering Ltd.
Date: Friday, July 11, 2014 3:24:37 PM

Name	Cell	Graph	Min	Mean	Max	5%	95%	Errors
Gas Content (Scf/Ton)	D6	-20 180	0.02022052	62.01688	179.2705	15.27059	111.751	0
Bulk Density (g/cc)	E6	2.1 2.9	2.195405	2.500002	2.820651	2.371582	2.628314	0
Net Pay (ft)	F6	-0.2k 1.2k	0.1456197	366.1452	1089.434	81.75191	674.3301	0
Recovery Factor	H6	0.05 0.55	0.1382056	0.256896	0.5114658	0.1914392	0.3390015	0

47

Chapman Petroleum Engineering Ltd.

Table 2c

Central Ebro Basin, Kepler Permit, Devonian Formation

@RISK Output Report for Recoverable Gas (BCF)

Performed By: Chapman Petroleum Engineering Ltd.

Date: Friday, July 11, 2014 3:26:59 PM

Recoverable Gas (BCF)
0.42
5.82
5.0%
90.0%
5.0%
Values x 10^-4
Values in Thousands

Recoverable Gas (BCF)
0.42
5.82
5.0%
90.0%
5.0%
Values in Thousands

Recoverable Gas (BCF)
Regression Coefficients
Gas Content (Scf/Ton)
Net Pay (ft)
Recovery Factor
Bulk Density (g/cc)
0.71
0.57
0.26
0.05
Coefficient Value

Simulation Summary Information	
Workbook Name	Kepler-Devonian.xlsx
Number of Simulations	1
Number of Iterations	10000
Number of Inputs	4
Number of Outputs	1
Sampling Type	Latin Hypercube
Simulation Start Time	7/11/14 15:26:26
Simulation Duration	00:00:12
Random # Generator	Mersenne Twister
Random Seed	189698641

Summary Statistics for Recoverable Gas (BCF)

Statistics		**Percentile**	
Minimum	2	**5%**	417
Maximum	12,985	**10%**	699
Mean	2,594	**15%**	909
Std Dev	1,726	**20%**	1,116
Variance	2978631.289	**25%**	1,301
Skewness	1.141355465	**30%**	1,489
Kurtosis	4.865727804	**35%**	1,687
Median	2,282	**40%**	1,881
Mode	1,242	**45%**	2,073
Left X	417	**50%**	2,282
Left P	5%	**55%**	2,487
Right X	5,825	**60%**	2,709
Right P	95%	**65%**	2,949
Diff X	5,407	**70%**	3,245
Diff P	90%	**75%**	3,543
#Errors	0	**80%**	3,895
Filter Min	Off	**85%**	4,307
Filter Max	Off	**90%**	4,889
#Filtered	0	**95%**	5,825

Regression and Rank Information for Recoverable G

Rank	**Name**	**Regr**	**Corr**
1	Gas Content (Scf/T	0.711	0.723
2	Net Pay (ft)	0.569	0.570
3	Recovery Factor	0.261	0.245
4	Bulk Density (g/cc)	0.047	0.039

48

Chapman Petroleum Engineering Ltd.

Table 2c

Central Ebro Basin, Kepler Permit, Devonian Formation

@RISK Output Report for Recoverable Gas (BCF)

Performed By: Chapman Petroleum Engineering Ltd.

Date: Friday, July 11, 2014 3:26:59 PM

Name	Cell	Graph	Min	Mean	Max	5%	95%	Errors
Gas Content (Scf/Ton)	D6	-20 200	0.03470483	62.01706	182.2616	15.25153	111.7435	0
Bulk Density (g/cc)	E6	2.1 2.9	2.185322	2.499999	2.799968	2.371593	2.628319	0
Net Pay (ft)	F6	-100 800	0.6104633	301.757	739.2359	112.8215	492.8009	0
Recovery Factor	H6	0.05 0.55	0.138571	0.2568969	0.5265582	0.1914364	0.3389968	0

49

Chapman Petroleum Engineering Ltd.

Table 2d

Central Ebro Basin, Kepler Permit, Silurian Formation

@RISK Output Report for Recoverable Gas (BCF)

Performed By: Chapman Petroleum Engineering Ltd.

Date: Friday, July 11, 2014 3:29:16 PM

Recoverable Gas (BCF)
0.33
7.73
5.0%
90.0%
5.0%
Values x 10^-4
Values in Thousands

Recoverable Gas (BCF)
0.33
7.73
5.0%
90.0%
5.0%
Values in Thousands

Recoverable Gas (BCF)
Regression Coefficients
Net Pay (ft)
Gas Content (Scf/Ton)
Recovery Factor
Bulk Density (g/cc)
0.65
0.63
0.24
0.04
Coefficient Value

Simulation Summary Information	
Workbook Name	Kepler-Silurian.xlsx
Number of Simulations	1
Number of Iterations	10000
Number of Inputs	4
Number of Outputs	1
Sampling Type	Latin Hypercube
Simulation Start Time	7/11/14 15:28:46
Simulation Duration	00:00:11
Random # Generator	Mersenne Twister
Random Seed	1772294978

Summary Statistics for Recoverable Gas (BCF)

Statistics		Percentile	
Minimum	0	**5%**	335
Maximum	19,279	**10%**	626
Mean	3,148	**15%**	894
Std Dev	2,351	**20%**	1,151
Variance	5527900.243	**25%**	1,394
Skewness	1.301830529	**30%**	1,630
Kurtosis	5.413082653	**35%**	1,876
Median	2,639	**40%**	2,128
Mode	1,943	**45%**	2,381
Left X	335	**50%**	2,639
Left P	5%	**55%**	2,947
Right X	7,726	**60%**	3,258
Right P	95%	**65%**	3,584
Diff X	7,392	**70%**	3,926
Diff P	90%	**75%**	4,321
#Errors	0	**80%**	4,804
Filter Min	Off	**85%**	5,463
Filter Max	Off	**90%**	6,300
#Filtered	0	**95%**	7,726

Regression and Rank Information for Recoverable G

Rank	Name	Regr	Corr
1	Net Pay (ft)	0.653	0.673
2	Gas Content (Scf/T	0.626	0.643
3	Recovery Factor	0.236	0.196
4	Bulk Density (g/cc)	0.043	0.052

50

Chapman Petroleum Engineering Ltd.

Table 2d

Central Ebro Basin, Kepler Permit, Silurian Formation

@RISK Output Report for Recoverable Gas (BCF)

Performed By: Chapman Petroleum Engineering Ltd.
Date: Friday, July 11, 2014 3:29:16 PM

Name	Cell	Graph	Min	Mean	Max	5%	95%	Errors
Gas Content (Scf/Ton)	D6	-20 180	0.02036453	62.01706	179.4278	15.26634	111.7565	0
Bulk Density (g/cc)	E6	2.1 2.8	2.198159	2.499998	2.794607	2.371603	2.62834	0
Net Pay (ft)	F6	-0.2k 1.2k	0.0292259	366.1489	1109.284	81.77374	674.2334	0
Recovery Factor	H6	0.05 0.55	0.1401964	0.256896	0.5136176	0.1914289	0.3389889	0

51

Chapman Petroleum Engineering Ltd.

MAESTRAZGO BASIN

SPAIN

INDEX

Discussion

Land

Geology

Resource Determination

Figure 1:

a)

Permit Location Map

b)

Land and Well Map

Table 1:

Schedule of Lands, Interests and Royalty Burdens

Figure 2:

a)

Geological Map — Spain

b)

Tectonic Map — Iberian Ranges

c)

Triassic Depocentres and High Areas — Eastern Spain

d)

Tectonic Zones Map — Maestrazgo Basin

e)

Geological Cross Section — Maestrazgo Basin

f)

Type Well Triassic Section — Well Mirambel 1, Platon Pernit

g)

Type Well Jurassic Section — Well Salsadella 1, Arquimedes Pernit

h)

Jurassic Section — Catalonian Coastal Ranges

i)

Type Well Permo-Stepanian Section — Well Maestrazgo 1, Arquimedes Pernit

j)

Core Description Permo-Stepanian Section — Well Maestrazgo 1, Arquimedes Pernit

Table 2:

Summary of Resource Estimates

Monte Carlo Simulation Output Reports

a)

Platon Permit – Triassic

b)

Aristoteles Permit — Triassic

c)

Pitagoras Permit — Jurassic

d)

Arquimedes Permit — Jurassic

e)

Arquimedes Permit — Pemo-Stephanian

MAESTRAZGO BASIN

SPAIN

DISCUSSION

Land

The Company, through its wholly owned subsidiary, Montero Energy Corporation, has acquired the Platon, Aristoteles, Pitagoras and Arquimedes permits located in the Maestrazgo Basin of eastern Spain. The Platon permit is located within the Autonomous Community of Aragon while the other three permits are located within the Autonomous Community of Valencia as shown on the orientation map illustrated in Figure 1a. The Platon Permit has an areal extent of 55,412 ha (136,925 ac), the Aristoteles Permit an areal extent of 42,374 ha (104,707 ac), the Pitagoras Permit an areal extent of 58,671 ha (144,979 ac), and the Arquimedes Permit an areal extent of 94,525 ha (233,576 ac) and are shown on the Land and Well Map illustrated in Figure 1 b. The 10 km by 10 km grid placed on this map results in squares each 39 sq. mi. in size, slightly larger than a North American survey township (36 sq.mi.).

The term of the permits will be six years with the possibility of two three-year extensions. No royalties or ad valorum taxes on hydrocarbon production will be assessed by national, regional or local governments.

A detailed description of the lands, interests and royalty burdens is presented in Table 1.

Geology

These four permits are located in the southern portion of the Iberian Ranges of central Spain, as shown on the Geological Map of Spain illustrated in Figure 2a. They cover much of the Maestrazgo Basin, as illustrated in the Tectonic Map of the Iberian Ranges illustrated in Figure 2b. The Maestrazgo Basin is a Mesozoic basin that commenced as a Triassic depocentre as illustrated in Figure 2c. and referred to as the Maestrat Depocentre. A major marine transgression occurred took place during the Jurassic resulting in carbonate deposition. Tertiary convergence brought about the inversion of the Iberian Ranges into an uplifted area as presently seen.

The structural setting of the Maestrazgo Basin is shown in the Tectonic Zones Map illustrated in Figure 2d. To the north of the Maestrazgo Basin is the Castelotte Fold Zone, to the south is the Ateca-Castellon Fault Zone and to the east is the Coastal Fault Zone. Just 22 km. offshore of the Arquimedes Permit is the now abandoned Amposta Oil Field which produced 56 million barrels of oil from 1973 to 1989 from a karsitic Lower Cretaceous limestone reservoir. Source rock for the field is considered to be a Jurassic marine marly unit. This field has recently been re-established as the Castor Underground Gas Storage Reservoir.

The major shale gas zones of interest on the permits are shown on the well cross section illustrated in Figure 2e. The line of the cross section from the Mirambell-1 well on the Platon Permit to the two Bobalar wells on the Aristoteles Permit is shown on the map illustrated in Figure 2d. Two zones of interest are highlighted. The lower zone is the Upper Triassic Upper Muschelkalk (M-3) Formation and the upper zone is a Jurassic marly marine unit.

A composite log showing the organic rich Upper Muschelkalk (M-3) Formation of well Mirambell-1 is illustrated in Figure 2f. It is a marly carbonate unit with a thickness of 137 m at this location and can be correlated to an outcrop section of marine clays, marls and mudstones at Desierto de las Palmas in the Ateca Castellon Fault Zone to the south of the permits and illustrated in Figure 2c.

The Jurassic organic rich shale zone of interest is shown in the composite log of well Salsadella-1 on the Arquimedes Permit illustrated in Figure 2g. This marly unit has a thickness of 114 m at this location but does become increasingly calcareous on the two westernmost permits. This unit correlates to the Middle Jurassic marly formation highlighted on the published Jurassic Section Chart of the Catalonian Coastal Ranges illustrated in Figure 2h.

A third deep Paleozoic shale gas section was evaluated on the easternmost Arquimedes Permit. Well Maestrazgo-1 penetrated an organic rich Permo-Stephanian section at the base of the well that is shown on the type log illustrated in Figure 2i. A core description from the well report for Maestrazgo-1 is shown in Figure 2j where black carbonaceous shale is described.

Resource Determination

Resource determinations were done for the two western permits (Platon and Aristoteles) for a Triassic shale gas reservoir zone and for the two eastern Permits (Pitagoras and Arquimedes) for a Jurassic shale gas reservoir zone. Additionally, a petroleum initially-in-place (gas) determination was also done for a deeper Permo-Stephanian zone on the easternmost Arquimedes Permit. Multiplying the average shale gas content (SCF/ton), shale density (g/cc), area (ac), average reservoir thickness (ft.) and recovery factor will deterministically calculate resource volumes. Best, low and high estimates were established for the shale gas zone(s) in each permit based on a Monte Carlo simulation using a reasonable range of values for gas content, shale density, reservoir thickness, areal extent and recovery factor.

Typical gas content values reported for Cretaceous gas shale reservoirs in western North America are 30 SCF/ton. This value was used as the best estimate (P50) for the Triassic and Jurassic gas shale zones in the Maestrazgo Basin of Spain. For the low estimate (P10), a value of 20 SCF/ton was used as a minimum value for commercial shale gas reservoirs. For the high estimate (P90), a value of 50 SCF/ton was used which is typical for Devonian gas shale zones of the Appalachian Basin. Higher values were used for the deeper Permo-Stephanian zone for the best estimate (50 SCF/Ton) and high estimate (100 SCF/Ton).

Bulk density values for gas shale zones typically range from a low estimate 2.6 g/cc to a high estimate of 2.4 g/cc. The high estimate implies a high total organic content (TOC). Organic content has a low density so that high volumes of organic content results in a low bulk density value for the shale.

The gross thickness of the Triassic gas shale zone on the westernmost Platon Permit averages approximately 600 ft. based on the two wells drilled on the permit. Applying a net/gross ratio ranging from 60% to 90%, results in net reservoir pay of 350 ft. for a low (P10) estimate, 450 ft. for a best (P50) estimate and 525 ft. for a high (P90) estimate. For the adjoining Aristotles Permit to the east, the average thickness of the Triassic gas shale zone is slightly thinner at 585 ft. Net reservoir pay on the Aristotles Permit was estimated to be 300 ft. for a low (P10) estimate, 400 ft. for a best (P50) estimate and 500 ft. for a high (P90) estimate. The Triassic gas shale zone is thinning to the east and as result was not evaluated on the two eastern permits.

The gross thickness of the Jurassic gas shale zone on the easternmost Arquimedes Permit averages approximately 360 ft. based on the two wells drilled on the permit. Applying a net/gross ratio ranging from 55% to 85%, results in net reservoir pay of 200 ft. for a low (P10) estimate, 250 ft. for a best (P50) estimate and 300 ft. for a high (P90) estimate. For the adjoining Pitagoras Permit to the west, the zone appears to becoming gradually more calcareous based on wells to the west. Net reservoir pay on the Pitagoras Permit was therefore estimated to be 175 ft. for a low (P10) estimate, 225 ft. for a best (P50) estimate and 275 ft. for a high (P90) estimate. This zone was not evaluated for the two westernmost pernits as it becomes more calcareous and less organic-rich.

For the Permo-Stephanian reservoir zone in well Maestrazgo 1 on the Arquimedes Permit, a probable organic-rich zone at least 135 ft. was penetrated at the base of the well. Since no wells have fully penetrated this zone, the net reservoir pay was varied by 15 ft. on the low and high side to provide an estimate of low and high estimate values.

Recovery factor data implemented in the statistical analysis has been derived from published information, as presented in Appendix A at the end of the report.

A summary of the resource estimates for the four permits is presented in Table 2 and a graphical representation of the Monte Carlo simulation for the shale gas zone

ARAGON
PLATON PERMIT
ARISTOTELES PERMIT
PITAGORAS PERMIT
ARQUIMEDES PERMIT
ARAGON
VALENCIA
Company Lands
Benicarlo
Mediterranean Sea

Area of Interest
Atlantic Ocean
France
ARAGON
Madrid
VALENCIA
SPAIN
Portugal
Mediterranean Sea
Algeria
Morocco

R2 ENERGY LTD.

MAESTRAZGO BASIN PERMITS

SPAIN

PERMIT LOCATION MAP

JUNE 2014 | JOB No. 5989 | FIGURE No. 1a

57

Chapman Petroleum Engineering Ltd.

4,520,000
4,510,000
4,500,000
4,490,000
4,480,000
4,470,000
4,460,000
4,450,000
4,440,000
4,430,000
Northing (m)
680,000 690,000 700,000 710,000 720,000 730,000 740,000 750,000 760,000 770,000 780,000 790,000 800,000 810,000 820,000 830,000
Easting (m)
PLATON PERMIT
ARISTOTELES PERMIT
PITAGORAS PERMIT
ARQUIMEDES PERMIT
AMPOSTA FIELD
COMPANY LAND

R2 ENERGY LTD.

MAESTRAZGO BASIN PERMITS

SPAIN

LAND AND WELL MAP

JUNE 2014 JOB No. 5989 FIGURE No. 1b

58

Chapman Petroleum Engineering Ltd.

Table 1

Schedule of Lands, Interests and Royalty Burdens
1 June, 2014

R2 Energy Ltd.

Maestrazgo Basin, Spain

				Appraised Interest		Royalty Burdens
Description		Rights Owned	Gross Acres	Working %	Royalty %	Basic %		Overriding %

Platon Permit		[A]	136,925	100.0000	-	-	[1]	-
Aristoteles Permit		[A]	104,707	100.0000	-	-	[1]	-
Pitagoras Permit		[A]	144,979	100.0000	-	-	[1]	-
Arquimedes Permit		[A]	233,576	100.0000	-	-	[1]	-

		Total	620,187

General Notes :	[1]	No royalties assessed by national or regional governments.

Rights Owned :	[A]	All P&NG

FRANCE
PORTUGAL
A Coruña
Oviedo
Santander
Bilbao
CZ
Cantabrians
WALZ
León
Pyrenees
NEVP
Iberian
Zaragoza
Ebro basin
CCR
Barcelona
CIZ
Duero
basin
Salamanca
Ranges
CR
Madrid
Tajo
basin
AR
MAESTRAZGO
BASIN
PERMITS
Menorca
Mallorca
Valencia
CIZ
Ibiza
Balearic Islands
Badajoz
Formentera
CVP
OMZ
Alicante
Betics
Murcia
Córdoba
External
SPZ
Guadalquivir basin
Sevilla
Internal Betics
Granada
Almería
SEVP
Cádiz
Málaga

Source: IGME

COMPANY LANDS

CCR: Catalonian Coastal Ranges
CR: Central Range; AR: Altomira Range

CVP: Calatrava Volcanic Province
SEVP: Southeast Volcanic Province
NEVP: Northeast Volcanic Province

ZONES OF THE IBERIAN MASSIF
CZ: Cantabrian Zone
WALZ: West Asturian Leonese Zone
CIZ: Central Iberian Zone
OMZ: Ossa Morena Zone
SPZ: South Portuguese Zone

- Neogene-Quaternary basic volcanic rocks
- Neogene intermediate-felsic volcanic rocks
- Cenozoic sediments with little or no Alpine deformation
- Mesozoic-Cenozoic sediments deformed by Alpine orogeny
- Basic & ultrabasic rocks of Iberian and Ronda massifs
- Variscan granitoid rocks
- Pre-Variscan granitoid rocks
- Palaeozoic inliers in Pyrenees, CCR & Betics
- Palaeozoic (and Precambrian) of Iberian Massif

R2 ENERGY LTD.

GEOLOGICAL MAP

SPAIN

JUNE 2014 JOB No. 5989 FIGURE No. 2a

60

Chapman Petroleum Engineering Ltd.

Source: Revista SGE (2007)

Fault zone
Normal fault
Main Early Cretaceous subsiding areas
Pre-tertiary rocks
areas of no sedimentation during the Early Cretaceous
Northern Cameros Fault System
Cameros basin
San Leonardo F.
Soria F.
SORIA
ZARAGOZA
Aguilon sb.
Central Iberian Basin
Oliete sb.
Las Parras sb.
GUADALAJARA
MADRID
Galve sb.
Morella sb.
Maestrazgo basin
La Salzedella sb.
El Perelló sb
TERUEL
Penyagolosa sb.
Serrania de Cuenca sb.
CUENCA
CASTELLÓN
Southwestern Iberian Basin
Valencia sb.
VALENCIA
MEDITERRANEAN SEA
50 km

COMPANY LAND

R2 ENERGY LTD.
IBERIAN RANGES SPAIN TECTONIC MAP
JUNE 2014 JOB No. 5989 FIGURE No. 2b

61

Chapman Petroleum Engineering Ltd.

Source: The Geology of Spain (GSL)

FRANCE
BILBAO
EBRO HIGH
BALLOBAR DEPOCENTRE
GIRONA HIGH
N
LLEIDA HIGH
ZARAGOZA
BARCELONA
ATECA-CASTELLON HIGH
MAESTRAT DEPOCENTRE
CUENCA
CUENCA DEPOCENTRE
VALENCIA
STRUCTURAL HIGHS
EVAPORITIC DEPOCENTER BOUNDARY
DIAPIRIC AREAS
BETIC BASIN
0
100Km

DESIERTO DE LAS PALMAS
TRIASSIC OUTCROP
MCMM
ZONE OF INTEREST

MCMM - Marine Clays, Marls and Mudstones

R2 ENERGY LTD.

EASTERN SPAIN

TRIASSIC DEPOCENTRES AND HIGH AREAS

JUNE 2014 **JOB No. 5989** **FIGURE No. 2c**

62

Chapman Petroleum Engineering Ltd.

4,520,000
4,510,000
4,500,000
4,490,000
4,480,000
4,470,000
4,460,000
4,450,000
4,440,000
4,430,000
Northing (m)
680,000 690,000 700,000 710,000 720,000 730,000 740,000 750,000 760,000 770,000 780,000 790,000 800,000 810,000 820,000 830,000
Easting (m)
CASTELOTTE FOLD ZONE
PLATON PERMIT
ARISTOTELES PERMIT
PITAGORAS PERMIT
ARQUIMEDES PERMIT
Mirambell-1
Bobalar-1
Bobalar-2
Maestrazgo-1
Salsadella-1
Maestrazgo-2
COASTAL FAULT ZONE
AMPOSTA FIELD
ATECA CASTELLON FAULT ZONE
COMPANY LAND
WELL LOCATION
CROSS SECTION
DESIERTO DE LAS PALMAS OUTCROP

R2 ENERGY LTD.

MAESTRAZGO BASIN

SPAIN

TECTONIC ZONES MAP

JUNE 2014 JOB No. 5989 FIGURE No. 2d

63

Chapman Petroleum Engineering Ltd.

MIRAMBELL-1
CORRELACIONES ENTRE MIRAMBELL-1 Y BOBALAR -1 Y 2.
BOBALAR-1
BOBALAR-2
NEOCOMIENSE - APTENSE
197
JURASICO SUPERIOR
678
730
MARLY ZONE
629
718
616
707
ZONE OF INTEREST
LIAS + RETICO
1004
970
NIVEL DEL MAR
NIVEL DEL MAR
1376
1200
KEUPER
1.250
ZONE OF INTEREST
1637
1.413
1378
UPPER MUSCHELKALK (M3)
1774
MIDDLE MUSCHELKALK (M2)
PF=1860m
2398
2480
LOWER MUSCHELKALK (M1)
2657
BUNTSANDSTEIN
2786
PERMOTRIAS
PF=2810,80m
PALEOZOICO
PF=2591,60m.
Escalas H=1:100.000
V=1:20.000

R2 ENERGY LTD.

MAESTRAZGO BASIN

SPAIN

GEOLOGICAL CROSS SECTION

JUNE 2014 JOB No. 5989 FIGURE No. 2e

64

Chapman Petroleum Engineering Ltd.

1637
MUSCHELKALK SUPERIOR
1774
ORGANIC RICH ZONE

R2 ENERGY LTD.

PLATON PERMIT
TYPE WELL MIRAMBELL-1
COMPOSITE LOG
Triassic Section
Upper Muschelkalk (M3) Zone

JUNE 2014 JOB No. 5989 FIGURE No. 2f

65

Chapman Petroleum Engineering Ltd.

LIAS MEDIO y SUPERIOR
ORGANIC RICH ZONE OF INTEREST
0400
0450
0500
GAMMA RAY API UNITS
0
150
CALIPER DIAM. IN INCHES
5"
15"
1/500
DEPTH
INTERGRATED TRAVEL TIME
INTERVAL TRANSIT TIME MICROSECONDS PER FOOT
140
90
40

R2 ENERGY LTD.

ARQUIMEDES PERMIT

WELL SALSADELLA-1
COMPOSITE LOG
Jurassic Section

JUNE 2014 JOB No. 5989 FIGURE No. 2g

66

Chapman Petroleum Engineering Ltd.

Catalonian C. Ranges
Paüls Tivissa Salou
L. CRET.
Berriasian
K1.1
UPPER JURASSIC
Tithonian
Kimmeridg.
Oxfordian
MIDDLE JURASSIC
Callovian
Bathonian
Bajocian
Aalenian
LOWER JURASSIC
Toarcian
Pliensbach.
Sinemurian
Hettangian
T. Rt.
HIATUS
ZONE OF INTEREST
Pl La Pleta Fm
Tl Las Talaies Fm
H Higueruelas Fm
T Torrecilla Fm
L Loriguilla Fm
Sc Sierra de la Creu Fm
A Aldealpozo Fm
S Sot de Chera Fm
Y Yátova Fm
To La Tossa Fm
C Cardó Fm
Ch Chelva Fm
Bl Sant Blai Fm
Tu Turmiel Fm
B Barahona Fm
Cp Cerro del Pez Fm
Al Almonacid de la Cuba Unit
Cl Cuevas Labradas Fm
Lc Lécera Fm
Ct Cortes de Tajuña Fm
I Imón Fm
MIDDLE-OUTER PLATFORM
dolomites
sandy limestones
sponge limestones
condensed sections
condensed sections iron-ooids
bioclastic limestones (packstone)
marls and limestones with ammonites
marls and limestones
skeletal limestones (mudstone-wackestone)
INNER PLATFORM
oncolitic limestones
reefal limestones
peloidal limestones
sandstones
sandy limestones
oolitic carbonates
algal laminated carbonates
evaporites and dolomites
collapse breccias-massive dolomites
sedimentary breccias
dolomites

Source: The Geology of Spain (GSL)

R2 ENERGY LTD.

CATALONIAN COASTAL RANGES

SPAIN

JURASSIC SECTION

JUNE 2014 JOB No. 5989 FIGURE No. 2h

67

Chapman Petroleum Engineering Ltd.

PERMO-STEPHANIAN SECTION
2800
2900
GAMMA RAY
api units
SPONTANEOUS POTENTIAL
millivolts
CALIPER
hole diameter in inches
Depths
0.2 1.0 10 100 1000 2000
MICROSPHERICAL
LATEROLOG SHALLOW
LATEROLOG DEEP
RESISTIVITY

R2 ENERGY LTD.

ARQUIMEDES PERMIT

TYPE WELL MAESTRAZGO-1

Permo-Stephanian Section

JUNE 2014 JOB No. 5989 FIGURE No. 2i

68

Chapman Petroleum Engineering Ltd.

LITOLOGIA. SONDEO: Maest.1. Fecha 8-9-77.

TESTIGO Nº 7. RECUPERACION 100%.

15628

INTERVALO PERFORADO 2.905,5 - 2.907,1 metros.

DESCRIPCION.

2.905 - 2.905,7 m. Arcilla gris oscura, carbonosa, con brillo céreo, compactada (argilita?), no calcárea, ocasionalmente algo limolítica, y raras tr. mica ?.

2.905,7-2.907,0 m. Arenisca gris claro-medio-medio, muy fina, bien clasificada, angular a subangular, matriz arcillosa (escasa) y ocasionalmente dolomítica (calcimetría 0-6), con motas oscuras (materia carbonosa), dura, no calcárea. No porosidad visible. Abundantes fracturas subverticales y horizontales rellenas de dolomita blanca, ocasionalmente dolomita asociada con cuarzo. Algunas superficies de fractura muestran superficie arcillosa, brillo graso, microestrías de deslizamiento?.
Presencia de anhidrita transparente, cristalina, asociada a fracturas en 2.905,85 y 2.905,96 m. Fractura rellena de anhidrita y dolomita. Tr. pirita. Localmente la arenisca gradua a limolita.

2.907 - 2.907,1 m. Arcilla gris oscura c/a.

DESCRIPCION DEL CUTTING DURANTE LA PERFORACION DEL TESTIGO.

40% Arcilla c/a.
40% Limolita a arenisca muy fina c/a.
20% Arenisca c/a.

LECTURA DEL GAS DURANTE LA PERFORACION DEL TESTIGO.

275 ppm. C_1.

MUESTRAS DE HIDROCARBUROS EN EL TESTIGO.

2.905,5	Z, O, Z, O/1, 1/2
2.906	Z, O, Z, O, 1
2.906,5	Z, O, Z, O, 1
2.907,1	Z, O, Z, O/1; 1/2.

MUESTRAS DE HIDROCARBUROS DURANTE LA PERFORACION DEL TESTIGO.

Raras tr. Z, O, Z, O, 1

VELOCIDAD DE PERFORACION (minutos/metro).

2.905,5 - 2.906	120 min./m.
2.906 - 2.907,1	190 min./m.

MAESTRAZGO-1 WELL
CORE DESCRIPTION

BLACK SHALE, CARBONACEOUS, NON CALCAREOUS WITH SOME LIMOLITE.
FINE GRAINED SANDSTONE WITH SOME ORGANIC MATTER.
ABUNDANT VERTICAL AND HORIZONTAL FRACTURES FILLED WITH DOLOMITIC CEMENT.

- GAS RECORDED IN THE CORE:
  275 ppm C1
- OIL TRACES

R2 ENERGY LTD.

ARQUIMEDES PERMIT

WELL MAESTRAZGO-1
CORE DESCRIPTION
Permo-Stephanian Section

JUNE 2014 JOB No. 5989 FIGURE No. 2j

69

Chapman Petroleum Engineering Ltd.

Table 2

Summary of Resource Estimates
1 June, 2014

Maestrazgo Basin, Spain

Description		Gas Content (SCF/ton)	Bulk Density (g/cc)	Net Pay (ft)	Area (ac)	Recoverable Gas (BCF)	Reference

Best Estimate
Aristoteles Permit	Triassic	30	2.50	400	104,707	1,216	Table 2a
Arquimedes Permit	Jurassic	30	2.50	250	233,576	1,710	Table 2b
Arquimedes Permit	Permo-Stephanian	50	2.50	135	210,219	1,452	Table 2c
Pitagoras Permit	Jurassic	30	2.50	225	121,783	799	Table 2d
Platon Permit	Triassic	30	2.50	450	136,925	1,757	Table 2e
	Total Best Estimate					6,934

Low Estimate
Aristoteles Permit	Triassic	20	2.60	300	104,707	632	Table 2a
Arquimedes Permit	Jurassic	20	2.60	200	233,576	908	Table 2b
Arquimedes Permit	Permo-Stephanian	20	2.60	120	186,861	562	Table 2c
Pitagoras Permit	Jurassic	20	2.60	175	121,783	426	Table 2d
Platon Permit	Triassic	20	2.60	350	136,925	938	Table 2e
	Total Low Estimate					3,466

High Estimate
Aristoteles Permit	Triassic	50	2.40	500	104,707	2,014	Table 2a
Arquimedes Permit	Jurassic	50	2.40	300	233,576	2,780	Table 2b
Arquimedes Permit	Permo-Stephanian	100	2.40	150	233,576	2,810	Table 2c
Pitagoras Permit	Jurassic	50	2.40	275	121,783	1,304	Table 2d
Platon Permit	Triassic	50	2.40	525	136,925	2,841	Table 2e
	Total High Estimate					11,549

Table 2a

Maestrazgo Basin, Aristoteles Permit, Triassic Formation

@RISK Output Report for Recoverable Gas (BCF)

Performed By: Chapman Petroleum Engineering Ltd.

Date: Friday, July 11, 2014 3:32:50 PM

Recoverable Gas (BCF)
0.505
2.286
5.0%
90.0%
5.0%
Values x 10^-4
Values in Thousands

Recoverable Gas (BCF)
0.505
2.286
5.0%
90.0%
5.0%
Values in Thousands

Recoverable Gas (BCF)
Regression Coefficients
Gas Content (Scf/Ton)
Net Pay (ft)
Recovery Factor
Bulk Density (g/cc)
0.76
0.45
0.41
0.07
Coefficient Value

Simulation Summary Information	
Workbook Name	Aristoteles-Triassic.xlsx
Number of Simulations	1
Number of Iterations	10000
Number of Inputs	4
Number of Outputs	1
Sampling Type	Latin Hypercube
Simulation Start Time	7/11/14 15:31:30
Simulation Duration	00:01:07
Random # Generator	Mersenne Twister
Random Seed	182034494

Summary Statistics for Recoverable Gas (BCF)

Statistics		Percentile	
Minimum	10	5%	505
Maximum	4,437	10%	632
Mean	1,281	15%	730
Std Dev	556	20%	815
Variance	309327.9921	25%	886
Skewness	0.772840549	30%	952
Kurtosis	4.0348934	35%	1,018
Median	1,216	40%	1,085
Mode	1,249	45%	1,147
Left X	505	50%	1,216
Left P	5%	55%	1,281
Right X	2,286	60%	1,354
Right P	95%	65%	1,424
Diff X	1,781	70%	1,512
Diff P	90%	75%	1,601
#Errors	0	80%	1,707
Filter Min	Off	85%	1,845
Filter Max	Off	90%	2,014
#Filtered	0	95%	2,286

Regression and Rank Information for Recoverable G

Rank	Name	Regr	Corr
1	Gas Content (Scf/T	0.765	0.768
2	Net Pay (ft)	0.454	0.424
3	Recovery Factor	0.407	0.389
4	Bulk Density (g/cc)	0.073	0.061

71

Chapman Petroleum Engineering Ltd.

Table 2a

Maestrazgo Basin, Aristoteles Permit, Triassic Formation

@RISK Output Report for Recoverable Gas (BCF)

Performed By: Chapman Petroleum Engineering Ltd.
Date: Friday, July 11, 2014 3:32:50 PM

Name	Cell	Graph	Min	Mean	Max	5%	95%	Errors
Gas Content (Scf/Ton)	D6	-10 80	0.2261539	35.05323	79.05462	15.88842	54.2553	0
Bulk Density (g/cc)	E6	2.2 2.8	2.204447	2.499999	2.796758	2.371651	2.628288	0
Net Pay (ft)	F6	0 800	80.62344	400.0013	734.377	271.6134	528.3152	0
Recovery Factor	H6	0.05 0.55	0.1396878	0.2568958	0.5121729	0.1914455	0.3389663	0

72

Chapman Petroleum Engineering Ltd.

Table 2b

Maestrazgo Basin, Arquimedes Permit, Jurassic Formation

@RISK Output Report for Recoverable Gas (BCF)

Performed By: Chapman Petroleum Engineering Ltd.

Date: Friday, July 11, 2014 3:37:49 PM

Recoverable Gas (BCF)
0.71
3.11
5.0%
90.0%
5.0%
Values x 10^-4
Values in Thousands

Recoverable Gas (BCF)
0.71
3.11
5.0%
90.0%
5.0%
Values in Thousands

Recoverable Gas (BCF)
Regression Coefficients
Gas Content (Scf/Ton)
Recovery Factor
Net Pay (ft)
Bulk Density (g/cc)
0.79
0.42
0.37
0.08
Coefficient Value

Simulation Summary Information	
Workbook Name	Arquimedes-Jurassic.xlsx
Number of Simulations	1
Number of Iterations	10000
Number of Inputs	4
Number of Outputs	1
Sampling Type	Latin Hypercube
Simulation Start Time	7/11/14 15:36:11
Simulation Duration	00:01:07
Random # Generator	Mersenne Twister
Random Seed	335076082

Summary Statistics for Recoverable Gas (BCF)

Statistics		Percentile	
Minimum	7	**5%**	712
Maximum	6,849	**10%**	908
Mean	1,788	**15%**	1,044
Std Dev	748	**20%**	1,157
Variance	560081.5389	**25%**	1,261
Skewness	0.745326721	**30%**	1,355
Kurtosis	4.186056182	**35%**	1,453
Median	1,710	**40%**	1,541
Mode	1,602	**45%**	1,626
Left X	712	**50%**	1,710
Left P	5%	**55%**	1,799
Right X	3,113	**60%**	1,896
Right P	95%	**65%**	1,992
Diff X	2,401	**70%**	2,091
Diff P	90%	**75%**	2,212
#Errors	0	**80%**	2,347
Filter Min	Off	**85%**	2,538
Filter Max	Off	**90%**	2,780
#Filtered	0	**95%**	3,113

Regression and Rank Information for Recoverable G

Rank	Name	Regr	Corr
1	Gas Content (Scf/T	0.794	0.803
2	Recovery Factor	0.423	0.399
3	Net Pay (ft)	0.374	0.367
4	Bulk Density (g/cc)	0.077	0.060

73

Chapman Petroleum Engineering Ltd.

Table 2b

Maestrazgo Basin, Arquimedes Permit, Jurassic Formation

@RISK Output Report for Recoverable Gas (BCF)

Performed By: Chapman Petroleum Engineering Ltd.
Date: Friday, July 11, 2014 3:37:49 PM

Name	Cell	Graph	Min	Mean	Max	5%	95%	Errors
Gas Content (Scf/Ton)	D6	 -10 90	0.1103286	35.05354	82.09096	15.89463	54.25832	0
Bulk Density (g/cc)	E6	 2.2 2.9	2.20333	2.500003	2.809555	2.371593	2.62833	0
Net Pay (ft)	F6	 50 450	86.07806	250.0005	417.9045	185.7993	314.1447	0
Recovery Factor	H6	 0.05 0.55	0.127303	0.2568968	0.5190585	0.1914258	0.338964	0

74

Chapman Petroleum Engineering Ltd.

Table 2c

Maestrazgo Basin, Arquimedes Permit, Permo-Stephanian Formation

@RISK Output Report for Recoverable Gas (BCF)

Performed By: Chapman Petroleum Engineering Ltd.

Date: Friday, July 11, 2014 3:40:01 PM

Recoverable Gas (BCF)
0.36
3.00
5.0%
90.0%
5.0%
Values x 10^-4
Values in Thousands

Recoverable Gas (BCF)
0.36
3.00
5.0%
90.0%
5.0%
Values in Thousands

Recoverable Gas (BCF)
Regression Coefficients
Gas Content (Scf/Ton)
Recovery Factor
Net Pay (ft)
Area (ac)
Bulk Density (g/cc)
0.89
0.34
0.17
0.16
0.06
Coefficient Value

Simulation Summary Information	
Workbook Name	Arquimedes-Permo-Stephanian.xlsx
Number of Simulations	1
Number of Iterations	10000
Number of Inputs	5
Number of Outputs	1
Sampling Type	Latin Hypercube
Simulation Start Time	7/11/14 15:39:38
Simulation Duration	00:00:12
Random # Generator	Mersenne Twister
Random Seed	177145226

Summary Statistics for Recoverable Gas (BCF)

Statistics		**Percentile**	
Minimum	1	**5%**	356
Maximum	6,013	**10%**	562
Mean	1,536	**15%**	704
Std Dev	814	**20%**	838
Variance	662053.536	**25%**	946
Skewness	0.735529267	**30%**	1,053
Kurtosis	3.952400651	**35%**	1,161
Median	1,452	**40%**	1,255
Mode	1,206	**45%**	1,352
Left X	356	**50%**	1,452
Left P	5%	**55%**	1,552
Right X	3,000	**60%**	1,654
Right P	95%	**65%**	1,766
Diff X	2,644	**70%**	1,880
Diff P	90%	**75%**	2,019
#Errors	0	**80%**	2,182
Filter Min	Off	**85%**	2,362
Filter Max	Off	**90%**	2,610
#Filtered	0	**95%**	3,000

Regression and Rank Information for Recoverable Gas (BCF)

Rank	**Name**	**Regr**	**Corr**
1	Gas Content (Scf/Ton)	0.889	0.909
2	Recovery Factor	0.336	0.306
3	Net Pay (ft)	0.169	0.141
4	Area (ac)	0.164	0.143
5	Bulk Density (g/cc)	0.059	0.050

75

Chapman Petroleum Engineering Ltd.

Table 2c

Maestrazgo Basin, Arquimedes Permit, Permo-Stephanian Formation

@RISK Output Report for Recoverable Gas (BCF)

Performed By: Chapman Petroleum Engineering Ltd.
Date: Friday, July 11, 2014 3:40:01 PM

Name	Cell	Graph	Min	Mean	Max	5%	95%	Errors
Gas Content (Scf/Ton)	D6	-20 180	0.03715879	62.01659	177.3925	15.25805	111.7507	0
Bulk Density (g/cc)	E6	2.2 2.9	2.207783	2.500001	2.809694	2.371648	2.628284	0
Net Pay (ft)	F6	80 190	88.45816	135	182.0956	115.7454	154.2468	0
Area (ac)	G6	120k 300k	138166.1	210218.7	283224.5	180232.1	240196.2	0
Recovery Factor	H6	0.05 0.55	0.1343766	0.2568995	0.5346373	0.1914394	0.3390033	0

76
Chapman Petroleum Engineering Ltd.

Table 2d

Maestrazgo Basin, Pitagoras Permit, Jurassic Formation

@RISK Output Report for Recoverable Gas (BCF)

Performed By: Chapman Petroleum Engineering Ltd.

Date: Friday, July 11, 2014 3:43:13 PM

Recoverable Gas (BCF)
0.333
1.482
5.0%
90.0%
5.0%
0.0012
0.0010
0.0008
0.0006
0.0004
0.0002
0.0000
0.0
0.5
1.0
1.5
2.0
2.5
3.0
3.5
Values in Thousands

Recoverable Gas (BCF)
0.333
1.482
5.0%
90.0%
5.0%
1.0
0.8
0.6
0.4
0.2
0.0
0.0
0.5
1.0
1.5
2.0
2.5
3.0
3.5
Values in Thousands

Recoverable Gas (BCF)
Regression Coefficients
Gas Content (Scf/Ton)
Recovery Factor
Net Pay (ft)
Bulk Density (g/cc)
0.78
0.41
0.41
0.08
-0.1
0.0
0.1
0.2
0.3
0.4
0.5
0.6
0.7
0.8
Coefficient Value

Simulation Summary Information	
Workbook Name	Pitagoras-Jurassic.xlsx
Number of Simulations	1
Number of Iterations	10000
Number of Inputs	4
Number of Outputs	1
Sampling Type	Latin Hypercube
Simulation Start Time	7/11/14 15:41:33
Simulation Duration	00:01:09
Random # Generator	Mersenne Twister
Random Seed	1280177129

Summary Statistics for Recoverable Gas (BCF)

Statistics		Percentile	
Minimum	4	5%	333
Maximum	3,422	10%	426
Mean	839	15%	487
Std Dev	357	20%	540
Variance	127576.781	25%	589
Skewness	0.802156882	30%	630
Kurtosis	4.460522685	35%	671
Median	799	40%	715
Mode	668	45%	756
Left X	333	50%	799
Left P	5%	55%	841
Right X	1,482	60%	885
Right P	95%	65%	931
Diff X	1,149	70%	985
Diff P	90%	75%	1,044
#Errors	0	80%	1,111
Filter Min	Off	85%	1,196
Filter Max	Off	90%	1,304
#Filtered	0	95%	1,482

Regression and Rank Information for Recoverable G

Rank	Name	Regr	Corr
1	Gas Content (Scf/T	0.782	0.790
2	Recovery Factor	0.414	0.378
3	Net Pay (ft)	0.410	0.404
4	Bulk Density (g/cc)	0.076	0.062

77

Chapman Petroleum Engineering Ltd.

Table 2d

Maestrazgo Basin, Pitagoras Permit, Jurassic Formation

@RISK Output Report for Recoverable Gas (BCF)

Performed By: Chapman Petroleum Engineering Ltd.
Date: Friday, July 11, 2014 3:43:13 PM

Name	Cell	Graph	Min	Mean	Max	5%	95%	Errors
Gas Content (Scf/Ton)	D6	-10 90	0.2063061	35.05379	85.50509	15.8936	54.25602	0
Bulk Density (g/cc)	E6	2.1 2.9	2.187554	2.5	2.819432	2.371644	2.628287	0
Net Pay (ft)	F6	50 400	76.91325	225.002	393.4328	160.8167	289.1705	0
Recovery Factor	H6	0.0 0.7	0.1397269	0.2569087	0.6335022	0.1914354	0.3390035	0

78

Chapman Petroleum Engineering Ltd.

Table 2e

Maestrazgo Basin, Platon Permit, Triassic Formation

@RISK Output Report for Recoverable Gas (BCF)

Performed By: Chapman Petroleum Engineering Ltd.

Date: Friday, July 11, 2014 3:46:20 PM

Recoverable Gas (BCF)
0.73
3.24
5.0%
90.0%
5.0%
Values x 10^-4
Values in Thousands

Recoverable Gas (BCF)
0.73
3.24
5.0%
90.0%
5.0%
Values in Thousands

Recoverable Gas (BCF)
Regression Coefficients
Gas Content (Scf/Ton)
Recovery Factor
Net Pay (ft)
Bulk Density (g/cc)
0.79
0.42
0.38
0.07
Coefficient Value

Simulation Summary Information	
Workbook Name	Platon-Triassic.xlsx
Number of Simulations	1
Number of Iterations	10000
Number of Inputs	4
Number of Outputs	1
Sampling Type	Latin Hypercube
Simulation Start Time	7/11/14 15:44:57
Simulation Duration	00:01:09
Random # Generator	Mersenne Twister
Random Seed	282377077

Summary Statistics for Recoverable Gas (BCF)

Statistics		Percentile	
Minimum	5	5%	731
Maximum	5,754	10%	938
Mean	1,834	15%	1,080
Std Dev	762	20%	1,192
Variance	580565.3225	25%	1,292
Skewness	0.662045736	30%	1,388
Kurtosis	3.698690643	35%	1,480
Median	1,757	40%	1,574
Mode	1,712	45%	1,672
Left X	731	50%	1,757
Left P	5%	55%	1,847
Right X	3,239	60%	1,937
Right P	95%	65%	2,036
Diff X	2,508	70%	2,147
Diff P	90%	75%	2,281
#Errors	0	80%	2,422
Filter Min	Off	85%	2,599
Filter Max	Off	90%	2,841
#Filtered	0	95%	3,239

Regression and Rank Information for Recoverable G

Rank	Name	Regr	Corr
1	Gas Content (Scf/T	0.793	0.801
2	Recovery Factor	0.425	0.402
3	Net Pay (ft)	0.377	0.363
4	Bulk Density (g/cc)	0.074	0.072

79

Chapman Petroleum Engineering Ltd.

Table 2e

Maestrazgo Basin, Platon Permit, Triassic Formation

@RISK Output Report for Recoverable Gas (BCF)

Performed By: Chapman Petroleum Engineering Ltd.
Date: Friday, July 11, 2014 3:46:20 PM

Name	Cell	Graph	Min	Mean	Max	5%	95%	Errors
Gas Content (Scf/Ton)	D6	 -10 80	0.09618138	35.05319	79.89074	15.88975	54.25282	0
Bulk Density (g/cc)	E6	 2.1 2.9	2.19435	2.500001	2.812418	2.371594	2.628343	0
Net Pay (ft)	F6	 100 800	167.4468	437.5016	725.0475	325.1452	549.7567	0
Recovery Factor	H6	 0.05 0.55	0.1229063	0.2568966	0.5240237	0.1914272	0.3390022	0

80
Chapman Petroleum Engineering Ltd.

NORTH ALAMAZON BASIN

SPAIN

INDEX

Discussion

Land

Geology

Resource Determination

Figure 1:

a)

Permit Location Map

b)

Land and Well Map

Table 1:

Schedule of Lands, Interests and Royalty Burdens

Figure 2:

a)

Geological Map — Spain

b)

Carboniferous Outcrop Sections — Iberian Ranges

c)

Lithology Log — Well El Gredal 1

d)

Jurassic Stratigraphic Sections — Northern Iberian Ranges

e)

Lithology Log — Well Castelfrio 1

Table 2:

Summary of Resource Estimates

Monte Carlo Simulation Output Reports

a)

Edison Permit – Carboniferous

b)

Edison Permit — Jurassic

NORTH ALMAZON BASIN

SPAIN

DISCUSSION

Land

In 2012, the Company, through its wholly owned subsidiary, Montero Energy Corporation, acquired the Edison Permit. The permit is located within the Autonomous Community of Castile and Leon as shown on the orientation map illustrated in Figure 1 a. The permit has an areal extent of 77,052 ha (190,400 ac) as shown on the land and well map illustrated in Figure 1 b. The 10 km by 10 km grid placed on this map results in squares each 39 sq. mi. in size, slightly larger than a North American survey township (36 sq. mi.).

The term of the permits is six years with the possibility of two three-year extensions. No royalties or ad valorum taxes on hydrocarbon production will be assessed by national, regional or local governments.

A detailed description of the lands, interests and royalty burdens is presented in Table 1

Geology

The Edison permit is located on the northern edge of the Almazon Basin, a Tertiary Basin located within the Iberian Ranges of Central Spain, as shown on the Geological Map of Spain illustrated in Figure 2a. The Company has identified two potential shale gas zones in the Carboniferous and Jurassic section within the permit.

There are Carboniferous outcrops throughout the Iberian Ranges as shown on the outcrop map illustrated in Figure 2b. The target zone is the La Hoz Formation, a thick marine shale section interbedded with hemipelagic limestones and thin sandstones beds as shown in the Montalban outcrop section illustrated in Figure 2b. This formation represents sediments prograding northwards into a deep marine basin. At the base of Well El Gredal 1, located to the south of the permit, a fissile organic rich shale unit was penetrated and is interpreted to be Carboniferous, as shown in Figure 2c.

Stratigraphic columns of the Jurassic section of the Iberian Ranges are illustrated in Figure 2d. The potential shale reservoir zone in this interval is the Turmiel Formation, a widespread marly shale that was deposited on an open relatively deep platform. In well Castelfrio 1 located on the Edison Permit, a thick organic rich marly shale can be identified on the lithology log illustrated in Figure 2e. Through this interval, samples are described as black, carbonaceous and pyritic.

Resource Determination

Resource determination was done for the Edison permit in the North Alamazon Basin for two prospective shale gas reservoir zones, the Carboniferous and Jurassic. Multiplying the average shale gas content (SCF/ton), shale density (g/cc), area (ac), average reservoir thickness (ft.) and resource volumes will deterministically calculate petroleum initially-in-place (gas). Best, low and high estimates were established for both zones on the permit based on a Monte Carlo simulation using a reasonable range of values for gas content, shale density, reservoir thickness, areal extent and recovery factor.

The Jurassic organic rich shale section has a wide regional extent in the Iberian Ranges so it was assumed that this interval completely underlain the permits and that the area parameter was considered to be a constant for each permit. However, the Carboniferous shale section is missing from the Castelfrio-1 well located on the Edison Permit although present in the El Gredal-1 well to the south. This results in uncertainty as to how much of the Edison permit is underlain by the Carboniferous shale section. For the high estimate case of the Edison Permit, it was assumed that 60% of the permit had this interval, for the low estimate case, 15% was assumed and 30% for the best estimate case.

Typical gas content values reported for Appalachian Basin Devonian shale is 50 SCF/ton for this much studied interval. This value was used as the best estimate case (P50) for the Carboniferous shale interval. For the low estimate case (P10), a value of 20 SCF/ton was used as a minimum value and for the high estimate case (P90), a value of 100 SCF/ton was used, twice that of the best estimate case but still a reasonable value for these types of Paleozoic shale gas intervals.

In the case of the Jurassic shale, reported nearby outcrop TOC value in this zone is 1%. For this reason, gas content values were assumed in general to be lower than the Carboniferous section and 50 SCF/ton was used for the high estimate case. A value of 20 SCF/ton was used for the low estimate case with a midpoint value of 35 SCF/Ton for the best estimate case.

Bulk density values for both shale zones range from a low estimate 2.6 g/cc to a high estimate of 2.4 g/cc, typical values for Devonian gas shale. The high estimate implies a high total organic content (TOC). Organic content has a low density so that high volumes of organic content results in a low bulk density value for the shale.

For the thickness parameter of the Carboniferous shale interval, it is known that the organic rich La Hoz Formation has an outcrop thickness of 250 m at the Puig Moreno locality in the Iberian Ranges. To the south of the permit, well El Gredal has 80 m of silty organic shale at the base of the wellbore and did not fully penetrate this interval. For the best estimate case, a value of 200 ft. was used. For the low estimate case, a value of 100 ft. was used and for the high estimate case, a value 300 ft. was used as a reasonable range of values for this zone.

For the Jurassic zone, the organic rich zone has an 825 ft. gross section and 665 ft. net section in well Castelfrio-1 located on the Edison Permit as illustrated in Figure 2e. This same section has a reported outcrop thickness of 480 ft. of organic rich marl south of the Edison Permit. Because of the thickness of this zone, a value of 200 ft. was used for the best estimate case, a value of 100 ft. for the low estimate case and a value of 400 ft. for the high estimate case.

Recovery factor data implemented in the statistical analysis has been derived from published information, as presented in Appendix A at the end of the report.

A summary of resource estimates for the permits is presented in Table 2 and a graphical representation of the Monte Carlo simulation for each shale.

Viveiro
Gijón
Santander
San Sebastián
Lugo
Oviedo
Llanes
Bilbao
Vitoria
Pamplona
AUTONOMOUS COMMUNITY OF CASTILE AND LEON
Burgos
Valladolid
EDISON PERMIT
Soria
SORIA PROVINCE
Zaragoza
Salamanca
Avila
Madrid

Company Land

Area of Interest

Atlantic Ocean
France
CASTILE AND LEON
Madrid
SPAIN
Portugal
Mediterranean Sea
Algeria
Morocco

R2 ENERGY LTD.

EDISON PERMIT

CASTILE AND LEON, SPAIN

PERMIT LOCATION MAP

JUNE 2014 JOB No. 5989 FIGURE No. 1a

85

Chapman Petroleum Engineering Ltd.

4,700,000
4,680,000
4,660,000
4,640,000
4,620,000
4,600,000
4,580,000
4,560,000
4,540,000
Northing (m)
460,000
480,000
500,000
520,000
540,000
560,000
580,000
600,000
620,000
640,000
Easting (m)
RIOJA-4
RIOJA-1
RIOJA-2
VIURA-1
RIOJA-5
MARCILLA-1
DEMANDA-1
CAMEROS-1
ARNEDO-1
EJEA-1
CASTILFRIO-1
EDISON
PERMIT
MAGALLON-1
UCERO-1
ALDEHUELA-1
LACUENCA-1
ALCOZAR-1
QUINTANA REDONDA
BURGO DE OSMA-1
GORMAZ-1
EL GREDAL-1
BAIOES-1
TORREMOCHA-1

R2 ENERGY LTD.

EDISON PERMIT

NORTH ALMAZON BASIN, SPAIN

LAND AND WELL MAP

JUNE 2014 **JOB No. 5989** **FIGURE No. 1b**

86

Chapman Petroleum Engineering Ltd.

Table 1

Schedule of Lands, Interests and Royalty Burdens

1 June, 2014

R2 Energy Ltd.

North Almazon Basin, Spain

				Appraised Interest		Royalty Burdens
Description		Rights Owned	Gross Acres	Working %	Royalty %	Basic %		Overriding %

Edison Permit	[1]	[A]	190,400	100.0000	-	-	[2]	-
		Total	190,400

General Notes :	[1]	The Edison Permit is currently in the application process with the Government of Spain.

	[2]	No royalties assessed by national or regional governments,

Rights Owned :	[A]	All P&NG

FRANCE
PORTUGAL
A Coruña
Oviedo
Santander
Bilbao
CZ
Cantabrians
WALZ
León
Pyrenees
NEVP
CIZ
Duero
basin
Iberian
EDISON
PERMIT
Zaragoza
Ebro basin
CCR
Barcelona
Almazon
Basin
Salamanca
CR
Madrid
Tajo
basin
AR
Ranges
Menorca
Mallorca
Valencia
Ibiza
Balearic Islands
Formentera
CIZ
Badajoz
CVP
OMZ
Alicante
Murcia
Betics
External
Córdoba
SPZ
Guadalquivir basin
Sevilla
Granada
Internal Betics
Almería
SEVP
Cádiz
Málaga

Source: IGME

COMPANY LAND

CCR: Catalonian Coastal Ranges
CR: Central Range; AR: Altomira Range

CVP: Calatrava Volcanic Province
SEVP: Southeast Volcanic Province
NEVP: Northeast Volcanic Province

ZONES OF THE IBERIAN MASSIF
CZ: Cantabrian Zone
WALZ: West Asturian Leonese Zone
CIZ: Central Iberian Zone
OMZ: Ossa Morena Zone
SPZ: South Portuguese Zone

- Neogene-Quaternary basic volcanic rocks
- Neogene intermediate-felsic volcanic rocks
- Cenozoic sediments with little or no Alpine deformation
- Mesozoic-Cenozoic sediments deformed by Alpine orogeny
- Basic & ultrabasic rocks of Iberian and Ronda massifs
- Variscan granitoid rocks
- Pre-Variscan granitoid rocks
- Palaeozoic inliers in Pyrenees, CCR & Betics
- Palaeozoic (and Precambrian) of Iberian Massif

R2 ENERGY LTD.		
GEOLOGICAL MAP SPAIN		
JUNE 2014	JOB No. 5989	FIGURE No. 2a

88

Chapman Petroleum Engineering Ltd.

A
La Demanda
ZARAGOZA
Puig Moreno
MADRID
Montalbán
Henarejos
Palaeozoic Massifs
Carboniferous outcrops
Polymictic conglomerates
Quartzitic sandstones
Arkosic sandstones
Calcareous sandstones
Calcarenites
Siltstones
Black shales
Lidite clasts
Slumps
Goniatites
Flora
N
Post-Variscan cover
Stephanian
Westphalian
Namurian
Pre-Carboniferous Palaeozoic
0 1 2 3 Km
C
S
N
La Torre Fm
Montalbán, Peñarroyas & Armillas Fm
La Hoz Fm
Devonian
Segura Fm
Depositional model of Carboniferous succession of the Montalbán Massif
PERMIAN
Torre Fm
1000 m
Montalbán Fm
Peñarroyas Fm
Armillas Fm
500
La Hoz Fm
Segura Fm
0
DEVONIAN
Montalbán succession

R2 ENERGY LTD.

IBERIAN RANGES

SPAIN

CARBONIFEROUS OUTCROP SECTIONS

JUNE 2014 JOB No. 5989 FIGURE No. 2b

89

Chapman Petroleum Engineering Ltd.

Nº 493
EL GREDAL - 1
X = 2° 29' 36,89'' W
Y = 41° 22' 21,37'' N
Z_{nr} = 1.070 m (KB)
Z_s = 1.062 m
OPERADOR: SHELL
COMIENZO: 26-X-1981
FIN: 11-XII-1981
TERCIARIO
CRETACEO
KEUPER
MUSCHEL
BUNT.
BASAMENTO
0
398
500
775
874
935
995
1000
1129
1257
1445
1500
1669
2000
Arcillas rojas, areniscas, carbonatos y algunos yesos.
Dolomías calcáreas con algunas arcillas.
Dolomía y caliza.
Caliza.
Margas grises y calizas fosolíferas.
Arenas y arcillas rojas.
Arcillas abigarradas con anhidrita.
Dolomía.
Arenisca, limolita y conglomerado.
Arcillas, pizarras y areniscas.

R2 ENERGY LTD.

NORTH ALMAZON BASIN

SPAIN

WELL EL GREDAL 1 LITHOLOGY LOG

JUNE 2014 JOB No. 5989 FIGURE No. 2c

90

Chapman Petroleum Engineering Ltd.

ZONE OF INTEREST →

NW Iberian Ranges
NE Iberian Ranges
Mansilla
Aldealpozo
Ricla
Aguilón
Lécera
Calanda
L. CRET.
Berriasian
K1.1
UPPER JURASSIC
Tithonian
3.7
Kimmeridg.
3.6
3.5
Oxfordian
3.4
3.3
3.2
3.1
MIDDLE JURASSIC
Callovian
2.4
Bathonian
2.3
Bajocian
2.2
Aalenian
2.1
LOWER JURASSIC
Toarcian
1.4
Pliensbach.
1.3
1.2
Sinemurian
Hettangian
1.1
T.
Rt.
Oncala Group
Tera Group
continental sedimentation in the Cameros Basin
HIATUS
Pl La Pleta Fm
Tl Las Talaies Fm
H Higueruelas Fm
T Torrecilla Fm
L Loriguilla Fm
Sc Sierra de la Creu Fm
A Aldealpozo Fm
S Sot de Chera Fm
Y Yátova Fm
To La Tossa Fm
C Cardó Fm
Ch Chelva Fm
Bl Sant Blai Fm
Tu Turmiel Fm
B Barahona Fm
Cp Cerro del Pez Fm
Al Almonacid de la Cuba Unit
Cl Cuevas Labradas Fm
Lc Lécera Fm
Ct Cortes de Tajuña Fm
I Imón Fm
MIDDLE-OUTER PLATFORM
dolomites
sandy limestones
sponge limestones
condensed sections
condensed sections iron-ooids
bioclastic limestones (packstone)
marls and limestones with ammonites
marls and limestones
skeletal limestones (mudstone-wackestone)
INNER PLATFORM
oncolitic limestones
reefal limestones
peloidal limestones
sandstones
sandy limestones
oolitic carbonates
algal laminated carbonates
evaporites and dolomites
collapse breccias-massive dolomites
sedimentary breccias
dolomites

Source: Geology of Spain (GSL 2002)

R2 ENERGY LTD.

NORTHERN IBERIAN RANGES

SPAIN

JURASSIC STRATIGRAPHIC SECTIONS

JUNE 2014 JOB No. 5989 FIGURE No. 2d

91

Chapman Petroleum Engineering Ltd.

02749
GROUND ELEV: 4691' = 1430 M
ROTARY BUSHING ELEV.: 4704' = 1434 M
LOG SCALE : 1:1.000
COMPANY: VALDEBRO
WELL: CASTILFRIO-1
LITHOLOGY
VERBAL LITHOLOGY AND REMARKS
BASE OF JURASSIC 2960' = TOP OF LIASSIC
BASE OF UPPER LIMESTONE MBR; TOP OF MIDDLE SHALE AND LIMESTONE MBR.
2900
3000
3100
3200
3300
3400
3500
3600
3700
3800
3900
4000
900
950
1000
1050
1100
1150
1200
ORGANIC-RICH ZONE

R2 ENERGY LTD.

NORTH ALMAZON BASIN

SPAIN

WELL CASTELFRIO 1
LITHOLOGY LOG
2940 - 4060 ft.

JUNE 2014 JOB No. 5989 FIGURE No. 2e

92

Chapman Petroleum Engineering Ltd.

Table 2

Summary of Resource Estimates
1 June, 2014

North Almazon Basin, Spain

Description		Gas Content (SCF/ton)	Bulk Density (g/cc)	Net Pay (ft)	Area (ac)	Recoverable Gas (BCF)	Reference

Best Estimate
Edison Permit	Carboniferous	50	2.50	200	57,120	623	Table 2a
Edison Permit	Jurassic	35	2.50	250	190,400	1,672	Table 2b
	Total Best Estimate					2,295

Low Estimate
Edison Permit	Carboniferous	20	2.60	100	28,560	137	Table 2a
Edison Permit	Jurassic	20	2.60	125	190,400	585	Table 2b
	Total Low Estimate					722

High Estimate
Edison Permit	Carboniferous	100	2.40	300	114,240	1.668	Table 2a
Edison Permit	Jurassic	50	2.40	500	190,400	3,341	Table 2b
	Total High Estimate					5,009

Table 2a

North Almazon Basin, Edison Permit, Carboniferous Formation

@RISK Output Report for Recoverable Gas (BCF)

Performed By: Chapman Petroleum Engineering Ltd.

Date: Friday, July 11, 2014 3:58:08 PM

Recoverable Gas (BCF)
0.07
2.12
5.0%
90.0%
5.0%
Values x 10^-4
Values in Thousands

Recoverable Gas (BCF)
0.07
2.12
5.0%
90.0%
5.0%
Values in Thousands

Recoverable Gas (BCF)
Regression Coefficients
Gas Content (Scf/Ton)
Area (ac)
Net Pay (ft)
Recovery Factor
Bulk Density (g/cc)
0.55
0.51
0.45
0.21
0.03
Coefficient Value

Simulation Summary Information	
Workbook Name	Edison-Carboniferous.xlsx
Number of Simulations	1
Number of Iterations	10000
Number of Inputs	5
Number of Outputs	1
Sampling Type	Latin Hypercube
Simulation Start Time	7/11/14 15:57:41
Simulation Duration	00:00:13
Random # Generator	Mersenne Twister
Random Seed	9209307

Summary Statistics for Recoverable Gas (BCF)

Statistics		Percentile	
Minimum	0	5%	73
Maximum	6,851	10%	137
Mean	795	15%	193
Std Dev	678	20%	257
Variance	460087.1713	25%	315
Skewness	1.850974323	30%	368
Kurtosis	8.624290899	35%	426
Median	623	40%	489
Mode	188	45%	553
Left X	73	50%	623
Left P	5%	55%	698
Right X	2,117	60%	778
Right P	95%	65%	862
Diff X	2,045	70%	963
Diff P	90%	75%	1,085
#Errors	0	80%	1,217
Filter Min	Off	85%	1,396
Filter Max	Off	90%	1,668
#Filtered	0	95%	2,117

Regression and Rank Information for Recoverable G

Rank	Name	Regr	Corr
1	Gas Content (Scf/To	0.552	0.587
2	Area (ac)	0.506	0.536
3	Net Pay (ft)	0.450	0.451
4	Recovery Factor	0.213	0.189
5	Bulk Density (g/cc)	0.035	0.025

94

Chapman Petroleum Engineering Ltd.

Table 2a

North Almazon Basin, Edison Permit, Carboniferous Formation

@RISK Output Report for Recoverable Gas (BCF)

Performed By: Chapman Petroleum Engineering Ltd.
Date: Friday, July 11, 2014 3:58:08 PM

Name	Cell	Graph	Min	Mean	Max	5%	95%	Errors
Gas Content (Scf/Ton)	D6	 -20 200	0.01868957	62.01922	196.9803	15.2516	111.7283	0
Bulk Density (g/cc)	E6	 2.1 2.8	2.183625	2.499998	2.797454	2.371601	2.628315	0
Net Pay (ft)	F6	 -100 600	0.4135236	201.1712	504.4184	75.20942	328.5377	0
Area (ac)	G6	 -50k 250k	70.91418	72786.79	217290.8	20915.21	126636.9	0
Recovery Factor	H6	 0.05 0.55	0.1386119	0.2568961	0.5096886	0.1914457	0.3390111	0

95

Chapman Petroleum Engineering Ltd.

Table 2b

North Almazon Basin, Edison Permit, Jurassic Formation

@RISK Output Report for Recoverable Gas (BCF)

Performed By: Chapman Petroleum Engineering Ltd.

Date: Tuesday, July 15, 2014 11:31:35 AM

Recoverable Gas (BCF)
0.39
3.97
5.0%
90.0%
5.0%
Values x 10^-4
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
-1
0
1
2
3
4
5
6
7
8
9
Values in Thousands

Recoverable Gas (BCF)
0.39
3.97
5.0%
90.0%
5.0%
1.0
0.8
0.6
0.4
0.2
0.0
-1
0
1
2
3
4
5
6
7
8
9
Values in Thousands

Recoverable Gas (BCF)
Regression Coefficients
Net Pay (ft)
Gas Content (Scf/Ton)
Recovery Factor
Bulk Density (g/cc)
0.73
0.54
0.29
0.05
-0.1
0.0
0.1
0.2
0.3
0.4
0.5
0.6
0.7
0.8
Coefficient Value

Simulation Summary Information	
Workbook Name	Edison-Jurassic.xlsx
Number of Simulations	1
Number of Iterations	10000
Number of Inputs	4
Number of Outputs	1
Sampling Type	Latin Hypercube
Simulation Start Time	7/15/14 11:29:26
Simulation Duration	00:01:43
Random # Generator	Mersenne Twister
Random Seed	1048319702

Summary Statistics for Recoverable Gas (BCF)

Statistics		Percentile	
Minimum	3	5%	385
Maximum	8,236	10%	585
Mean	1,860	15%	740
Std Dev	1,135	20%	896
Variance	1287423.176	25%	1,036
Skewness	1.080386083	30%	1,161
Kurtosis	4.730926485	35%	1,290
Median	1,672	40%	1,417
Mode	1,426	45%	1,535
Left X	385	50%	1,672
Left P	5%	55%	1,807
Right X	3,968	60%	1,954
Right P	95%	65%	2,111
Diff X	3,583	70%	2,283
Diff P	90%	75%	2,471
#Errors	0	80%	2,690
Filter Min	Off	85%	2,979
Filter Max	Off	90%	3,341
#Filtered	0	95%	3,968

Regression and Rank Information for Recoverable G

Rank	Name	Regr	Corr
1	Net Pay (ft)	0.727	0.750
2	Gas Content (Scf/To	0.540	0.535
3	Recovery Factor	0.291	0.262
4	Bulk Density (g/cc)	0.048	0.046

96

Chapman Petroleum Engineering Ltd.

Table 2b

North Almazon Basin, Edison Permit, Jurassic Formation

@RISK Output Report for Recoverable Gas (BCF)

Performed By: Chapman Petroleum Engineering Ltd.
Date: Tuesday, July 15, 2014 11:31:35 AM

Name	Cell	Graph	Min	Mean	Max	5%	95%	Errors
Gas Content (Scf/Ton)	D6	-10 80	0.230542	35.0534	79.58982	15.89354	54.25643	0
Bulk Density (g/cc)	E6	2.1 2.9	2.199218	2.500002	2.833524	2.371613	2.628344	0
Net Pay (ft)	F6	-100 900	0.2822648	318.5613	875.7834	91.52699	554.3074	0
Recovery Factor	H6	0.05 0.55	0.140356	0.2568964	0.5054608	0.1914242	0.3389876	0

97

Chapman Petroleum Engineering Ltd.

APPENDIX A

Conversion of the PIIP (gas) to a Prospective Resource (recoverable gas) has been accomplished through a statistical analysis incorporated into the Monte Carlo model utilized throughout the report.

Recovery Factor data for the statistical distribution has been extracted from a published study prepared by Advanced Resource International Inc. in April 2011 for the US Energy Information Administration.

The attached "Appendix A" extracted from that study presents the "Risked Gas-In-Place" and the "Technically Recoverable Resource" estimated for the majority of the known unconventional shale gas reservoirs around the world, outside the USA. The expected recovery factor from each formation has been derived from those relative values and the distribution of the results was input into the Monte Carlo Resource model.

Attachment 1

Shale gas recovery factor

@RISK Output Report for Estimated Recovery Factor

Performed By: Chapman Petroleum Engineering Ltd.

Date: Tuesday, July 08, 2014 9:38:56 AM

Estimated Recovery Factor
0.1917
0.3392
5.0%
90.0%
5.0%

Estimated Recovery Factor
0.1917
0.3392
5.0%
90.0%
5.0%

Estimated Recovery Factor
Regression Coefficients
Dataset #1
1.00
Coefficient Value

Simulation Summary Information	
Workbook Name	LN RF.xlsx
Number of Simulations	1
Number of Iterations	1000
Number of Inputs	1
Number of Outputs	1
Sampling Type	Latin Hypercube
Simulation Start Time	7/8/14 9:38:20
Simulation Duration	00:00:02
Random # Generator	Mersenne Twister
Random Seed	848933481

Summary Statistics for Estimated Recovery Factor

Statistics		Percentile	
Minimum	0.151	5%	0.192
Maximum	0.449	10%	0.203
Mean	0.257	15%	0.212
Std Dev	0.045	20%	0.219
Variance	0.002065025	25%	0.225
Skewness	0.667881083	30%	0.230
Kurtosis	3.669493044	35%	0.236
Median	0.252	40%	0.241
Mode	0.242	45%	0.247
Left X	0.192	50%	0.252
Left P	5%	55%	0.258
Right X	0.339	60%	0.264
Right P	95%	65%	0.270
Diff X	0.147	70%	0.276
Diff P	90%	75%	0.284
#Errors	0	80%	0.293
Filter Min	Off	85%	0.303
Filter Max	Off	90%	0.317
#Filtered	0	95%	0.339

Regression and Rank Information for Estimated Rec

Rank	Name	Regr	Corr
1	Dataset #1	1.000	1.000

99

Chapman Petroleum Engineering Ltd.

World Shale Gas Resources: An Initial Assessment

APPENDIX A

Table A-1. Detailed Tabulation of Shale Gas Resources: 48 Major Basins and 69 Formations

Continent	Region	Basin	Formation	Risked Gas In-Place (Tcf)	Technically Recoverable Resource (Tcf)
North America	I. Canada	Appalachian Fold Belt	Utica	155	31
		Windsor Basin	Horton Bluff	9	2
		Horn River	Muskwa/Otter Park	378	132
			Evie/Klua	110	33
		Cordova	Muskwa/Otter Park	83	29
		Liard	Lower Besa River	125	31
		Deep Basin	Montney Shale	141	49
			Diog Phosphate	81	20
		Colorado Group	2WS & Fish Scales	408	61
		Sub-Total		*1,490*	*388*
	II. Mexico	Burgos Basin	Eagle Ford Shale	1,514	454
			Tithonian Shales	272	82
		Sabinas Basin	Eagle Ford Shale	218	44
			Tithonian La Casita	56	11
		Tampico Basin	Pimienta	215	65
		Tuxpan Platform	Tamaulipas	25	8
			Pimienta	28	8
		Veracruz Basin	U. K Maltrata	38	9
		Sub-Total		*2,366*	*681*
	Total			**3,856**	**1,069**
South America	III. Northern South America	Maracaibo Basin	La Luna	42	11
		Catatumbo Sub-Basin	La Luna	29	7
			Capacho	49	12
		Sub-Total		*120*	*30*
	IV. Southern South America	Neuquen Basin	Los Molles	478	167
			Vaca Muerta	687	240
		San Jorge Basin	Aguada Bandera	250	50
			Pozo D-129	180	45
		Austral-Magallanes Basin	L. Inoceramus	420	84
			Magnas Verdes	351	88
		Parana-Chaco Basin	San Alfredo	2,083	521
		Sub-Total		*4,449*	*1,195*
	Total			**4,569**	**1,225**

February 17, 2011 A-1

100

Advanced Resources

World Shale Gas Resources: An Initial Assessment

Continent	Region	Basin	Formation	Risked Gas In-Place (Tcf)	Technically Recoverable Resource (Tcf)
Europe	V. Poland	Baltic Basin	Silurian Shales	514	129
		Lublin Basin	Silurian Shales	222	44
		Podlasie Depression	Silurian Shales	56	14
		Sub-Total		*792*	*187*
	VI. Eastern Europe	Baltic Basin	Silurian Shales	93	23
		Dnieper-Donets Basin	Visean Shales	48	12
		Lublin Basin	Silurian Shales	149	30
		Sub-Total		*290*	*65*
	VII. Western Europe	North Sea-German Basin	Posidonia Shale	26	7
			Namurian Shale	64	16
			Wealden Shale	9	2
		Paris Basin	Permo-Carboniferous Shale	303	76
		Scandinavia Region	Alum Shale	589	147
		South-East French Basin	Terres Niores	112	28
			Liassic Shale	305	76
		N. U.K. Petroleum System	Bowland Shale	95	19
		S. U.K. Petroleum System	Liassic Shale	2	1
		Sub-Total		*1,505*	*372*
	Total			**2,587**	**624**
Africa	VIII. Central North Africa	Ghadames Basin	Tannezuft Formation	520	156
			Frasnian Formation	251	75
		Sirt Basin	Sirt-Rachmat Formation	647	162
			Etel Formation	443	111
		Sub-Total		*1,861*	*504*
	IX. Morocco	Tindouf Basin	Silurian Shales	251	50
		Tadla Basin	Silurian Shales	16	3
		Sub-Total		*267*	*53*
	X. South Africa	Karoo Basin	Prince Albert	453	91
			Whitehill	995	298
			Collingham	386	96
		Sub-Total		*1,834*	*485*
	Total			**3,962**	**1,042**

February 17, 2011 A-2

101

Advanced Resources

World Shale Gas Resources: An Initial Assessment

Continent	Region	Basin	Formation	Risked Gas In-Place (Tcf)	Technically Recoverable Resource (Tcf)
Asia	XI. China	Sichuan Basin	Longmaxi	1,373	343
			Qiongzhusi	1,394	349
		Tarim Basin	O1/O2/O3 Shales	897	224
			Cambrian Shales	1,437	359
		Sub-Total		*5,101*	*1,275*
	XII. India/Pakistan	Cambay Basin	Cambay Shale	78	20
		Damodar Valley Basin	Barren Measure	33	7
		Krishna-Godavari Basin	Kommugudem Shale	136	27
		Cauvery Basin	Andimadam Formation	43	9
		Southern Indus Basin	Sembar Formation	80	20
			Ranikot Formation	126	31
		Sub-Total		*496*	*114*
	XIII. Turkey	Thrace Basin	Hamitabat	14	4
			Mezardere	7	2
		SE Anatolian Basin	Dudas Shale	43	9
		Sub-Total		*64*	*15*
	Total			**5,661**	**1,404**
Australia	XIV. Australia	Cooper Basin	Roseneath-Epsilon-Murteree	342	85
		Maryborough Basin	Goodwood/Cherwell Mudstone	77	23
		Perth Basin	Carynginia Shale	98	29
			Kockatea Fm	100	30
		Canning Basin	Goldwyer Fm	764	229
	Total			**1,381**	**396**
Grand Total				**22,016**	**5,760**

February 17, 2011 A-3

102

GLOSSARY OF TERMS

(Abbreviations & Definitions)

General

BIT

-

Before Income Tax

AIT

-

After Income Tax

M$

-

Thousands of Dollars

Effective Date

-

The date for which the Present Value of the future cash flows and reserve categories are established

$US

-

United States Dollars

WTI

-

West Texas Intermediate — the common reference for crude oil used for oil price comparisons

ARTC

-

Alberta Royalty Tax Credit

GRP

-

Gas Reference Price

Interests and Royalties

BPO

-

Before Payout

APO

-

After Payout

APPO

-

After Project Payout

Payout

-

The point at which a participant's original capital investment is recovered from its net revenue

GORR

-

Gross Overriding Royalty — percentage of revenue on gross revenue earned (can be an interest or a burden)

NC

-

New Crown — crown royalty on petroleum and natural gas discovered after April 30, 1974

SS 1/150 (5%-15%) Oil

-

Sliding Scale Royalty — a varying gross overriding royalty based on monthly production. Percentage is calculated as 1-150th of monthly production with a minimum percentage of 5% and a maximum of 15%

FH

-

Freehold Royalty

P&NG

-

Petroleum and Natural Gas

Twp

-

Township

Rge

-

Range

Sec

-

Section

Technical Data

psia

-

Pounds per square inch absolute

MSTB

-

Thousands of Stock Tank Barrels of oil (oil volume at 60 F and 14.65 psia)

MMscf

-

Millions of standard cubic feet of gas (gas volume at 60 F and 14.65 psia)

Bbls

-

Barrels

Mbbls

-

Thousands of barrels

MMBTU

-

Millions of British Thermal Units — heating value of natural gas

STB/d

-

Stock Tank Barrels of oil per day — oil production rate

Mscf/d

-

Thousands of standard cubic feet of gas per day — gas production rate

GOR (scf/STB)

-

Gas-Oil Ratio (standard cubic feet of solution gas per stock tank barrel of oil)

mKB

-

Metres Kelly Bushing — depth of well in relation to the Kelly Bushing which is located on the floor of the drilling rig. The Kelly Bushing is the usual reference for all depth measurements during drilling operations.

FOR

-

Enhanced Oil Recovery

GJ

-

Gigajoules

Marketable or Sales

-

Natural gas that meets specifications for its sale, whether it occurs naturally or results from the processing of raw natural gas. Field and plant fuel and losses to the point of the sale must be excluded from the marketable quantity. The heating value of marketable natural gas may vary considerably, depending on its composition; therefore, quantities are usually expressed not only in volumes but also in terms of energy content. Reserves are always reported as marketable quantities.

NGLs

-

Natural Gas Liquids — Those hydrocarbon components that can be recovered from natural gas as liquids, including but not limited to ethane, propane, butanes, pentanes plus, condensate, and small quantities of non-hydrocarbons.

Raw Gas

-

Natural gas as it is produced from the reservoir prior to processing. It is gaseous at the conditions under which its Volume is measured or estimated and may include varying amounts of heavier hydrocarbons (that may liquefy at atmospheric conditions) and water vapour; may also contain sulphur and other non-hydrocarbon compounds. Raw natural gas is generally not suitable for end use.

EUR

-

Estimated Ultimate Recovery